CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Maria Gray

Secretary (Acting)

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or

CUSIP No. M8737E108

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

2,795,769 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

2,795,769 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,795,769

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

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14. TYPE OF REPORTING PERSON

IA (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,805,839

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

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14. TYPE OF REPORTING PERSON

HC (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,805,839

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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9.5%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,805,839

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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9.5%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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This Amendment No. 7 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on August 4, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 6, 2006 (“Amendment No. 1”), Amendment No. 2 filed on October 10, 2006 (“Amendment No. 2”), Amendment No. 3 filed on October 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 24, 2006 (“Amendment No. 4”), Amendment No. 5 filed on March 2, 2007 (“Amendment No. 5”), and Amendment No. 6 Filed on April 4, 2007 (“Amendment No. 6, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $34.0 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts that are managed by Templeton Asset Management Limited (“TAML”), Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc. (the “Investment Management Subsidiaries”), each of which is a direct or indirect, wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

The Investment Management Subsidiaries purchased the Ordinary Shares for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005, and the consequential delisting of the Ordinary Shares from The NASDAQ Global Select Market. The explanations publicly announced by the Issuer for its failure to file the financial statements did not allay these concerns. Accordingly, TAML, together with the other reporting persons, filed this Schedule 13D to provide TAML flexibility to explore appropriate action that it, alone or together with other shareholders in the Issuer, could take to better evaluate and ultimately rectify their concerns. Such actions may include engaging in discussions with the Issuer, members of its Board of Directors, its officers, shareholders and others.

CUSIP No. M8737E108

On October 18, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer (through counsel), the English translation of which is incorporated by reference herein as Exhibit E, demanding, among other things, that a shareholders meeting be held promptly.

On December 24, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer and certain counsel, the English translation of which is incorporated by reference herein as Exhibit F, demanding, among other things, that the Issuer exercise all its rights against officers of the Issuer, against members of the audit committee, against the Issuer’s internal auditor, against members of the board of directors and against any other person to recover the Issuer’s damages and losses incurred by their acts and omissions, among other things, as specified in the letter and in accordance with any other cause of action available to the Issuer pursuant to a contract or any law.

On March 28, 2007, counsel, on behalf of certain reporting persons, sent a letter to the Issuer’s counsel, the English translation of which is incorporated by reference herein as Exhibit G, responding to the Issuer’s Form 20-F filed with the SEC on March 20, 2007, and press release filed March 23, 2007. That press release stated, among other things, that the Issuer has retained a financial advisor to assist it in pursuing strategic alternatives, including an equity investment, an infusion of working capital, or the purchase of the Issuer’s outstanding shares. The letter of March 28, 2007, among other things: (a) warns the Issuer, its controlling shareholders and directors not to adopt any steps that are not in the normal course of business, including steps that would affect the Issuer's capital and/or the structure of its capital and/or ownership of its shares and/or ownership of its controlling shareholders’ shares, without receiving the shareholders' consent before their completion; (b) demands that if there is a sale of the Issuer's and/or its controlling shareholders’ shares to any third party, such party give reasonable prior notice thereof and offer the reporting persons the opportunity to sell their shares on the same terms; and (c) states that if the Issuer continues to act without informing the shareholders and considering the interests of all shareholders, the reporting persons will adopt legal measures to preserve the rights and interests of all shareholders. Counsel for the Issuer responded in a letter dated April 22, 2007, a copy of which is attached hereto as Exhibit H, stating that the Issuer rejected all facts, claims and demands made in the letter of March 28, 2007.

On April 29, 2007, counsel for certain of the reporting persons sent a letter to the Issuer, a copy of which is attached hereto as Exhibit I, demanding that the Issuer file an action against Zvi Rosenthal, Vice President of the Issuer between 2001 and 2005, for misuse of inside information and breach of fiduciary duty to the Issuer. The demand arose out of criminal proceedings instituted by the SEC against Mr. Rosenthal and others for conspiring to commit securities fraud as a result of Mr. Rosenthal tipping his sons with confidential information concerning the Issuer, to which Mr. Rosenthal pled guilty, and a subsequent civil suit filed by the SEC against Mr. Rosenthal and others in federal district court arising out of the same actions. The letter also demanded that the Issuer file an action against its officers whose actions and omissions enabled Mr. Rosenthal to so

CUSIP No. M8737E108

misuse inside information.

On May 10, 2007, counsel for certain of the reporting persons filed in the District Court in Tel Aviv Jaffo an Opening Motion, a copy of which is attached hereto as Exhibit J, asking the court to declare that the Issuer’s affairs are being conducted in a manner that oppresses the minority shareholders, and among other things, to order the Issuer and certain of its affiliates to: (a) provide to the shareholders the information to which they are entitled under law and the Issuer’s articles of incorporation, including the Issuer’s books, the findings of the independent examiner appointed by the Issuer’s audit committee to examine its affairs, the Issuer’s agreements with the Blackstone Group, invitations to make offers to purchase the Issuer or its assets and any such offers received by the Issuer; (b) permit the minority shareholders to appoint a representative on the Issuer’s board of directors and require that any resolution passed by the directors also be approved by the independent directors; (c) amend the Issuer’s articles of association to require court approval before the Issuer issues securities or its controlling shareholders may sell their shares; (d) allow the minority shareholders to sell their shares under the same conditions offered to the controlling shareholders; and (e) appoint a permanent Special Administrator (in addition to a Special Temporary Administrator as described below) to ensure that the Issuer’s affairs are no longer conducted by oppressive means. On the same date, counsel also filed a motion in the same court, a copy of which is attached hereto as Exhibit K, requesting that the court, among other things: (a) appoint a Special Temporary Administrator authorized to demand and receive from the Issuer, and to make copies of, any information relating to the Issuer’s affairs held by the Issuer or anyone on its behalf, all documents relating to the Issuer’s ongoing management and bookkeeping, and information regarding engagements the Issuer is about to carry out with third parties, and to report to the court information necessary to prevent further oppression of the minority shareholders; and (b) instruct the Issuer to order the independent examiner described above to put its findings and conclusions in a written report as soon as possible, and to immediately forward such report to the Special Temporary Administrator.

The Investment Management Subsidiaries’ investment management clients may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also dispose of all or a portion of the Ordinary Shares in one or more transactions. The Investment Management Subsidiaries have purchased and/or disposed of a portion of such Ordinary Shares and may continue to do so. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

CUSIP No. M8737E108

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 2,805,839 shares of Ordinary Shares of the Issuer (the “Securities”), representing 9.5% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that FRI and the Principal Shareholders may be deemed to beneficially own and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries

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believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,795,769
Franklin Advisers, Inc.:	10,070

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,795,769
Franklin Advisers, Inc.:	10,070

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibit B of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the clients of the Investment Management Subsidiaries is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended by deleting Exhibit A in its entirety and by adding the following:

CUSIP No. M8737E108

Exhibit A:	Executive Officers and Directors of Reporting Persons

Exhibit B:	Transactions in the Past 60 Days

Exhibit C:     Joint Filing Agreement, dated as of August 4, 2006 (incorporated by reference to the Original Schedule 13D

Exhibit D:	Powers of Attorney

Exhibit E:      Letter, dated October 18, 2006, sent by Counsel, on Behalf of Certain Reporting Persons to the Issuer, incorporated by reference to Amendment No. 3

Exhibit F:        Letter, dated December 24, 2006, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 4

Exhibit G:        Letter, dated March 28, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 6

Exhibit H:        Letter, dated April 22, 2007, Sent to Counsel of Certain Reporting Persons on Behalf of the Issuer

Exhibit I:          Letter dated April 29, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons

Exhibit J:           Opening Motion Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices)

Exhibit K:          Urgent Motion for the Appointing of a Special Temporary Administrator Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices)

CUSIP No. M8737E108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2007

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By:        /s/ Maria Gray

Maria Gray

Secretary (Acting) of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to this Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to this Schedule 13D

TEMPLETON ASSET MANAGEMENT

LTD.

By:        /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI	180 Riverside Drive, Apt. 5F New York, NY 10024
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Retired	NEA 1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	704 Murphy Drive San Mateo, CA 94402

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Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

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Kenneth A. Lewis	Senior Vice President, Chief Financial Officer and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Maria Gray	Secretary (Acting), FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	Co-CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard Suntec Tower One, #38-1 Singapore 038987
Mark Banks Browning (British Citizen)	Co-CEO and Director, TAML	Franklin Templeton Investment Trust Management Co., Ltd. SE12, 3rd Floor 12 Youido-Dong, Youngdungpo-Gu Seoul, Korea 150-968
Gregory E. McGowan	Director, TAML	Franklin Templeton Companies LLC 500 E. Broward Blvd. Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong
Wai Kwok Tom Wu (British National (Overseas)), -Hong Kong)	Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong

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FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent of TAML (see further description below) and the direct parent entity to each of Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc., both of which are wholly-owned by FRI.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the SEC and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

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EXHIBIT B

TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a sale by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
5/4/2007	12,982	6.1849

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EXHIBIT D

Powers of Attorney

LIMITED POWER OF ATTORNEY

FOR

SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)          prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any national securities exchanges and Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

(2)          perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)          this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)          any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)          neither the Reporting Entity nor either of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4)          this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange

CUSIP No. M8737E108

Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 30th day of April , 2007.

/s/ Charles B. Johnson

Signature

Charles B. Johnson

Print Name

LIMITED POWER OF ATTORNEY

FOR

SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)          prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any national securities exchanges and Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

(2)          perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

CUSIP No. M8737E108

The undersigned acknowledges that:

(1)          this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)          any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)          neither the Reporting Entity nor either of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4)          this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 25th day of April , 2007.

/s/ Rupert H. Johnson, Jr.

Signature

Rupert H. Johnson, Jr.

Print Name

CUSIP No. M8737E108

REVOCATION OF

LIMITED POWER OF ATTORNEY

FOR

SECTION 13 REPORTING OBLIGATIONS

The undersigned hereby revokes as of May 7, 2007 the limited power of attorney for Securities Exchange Act of 1934 Section 13 reporting purposes granted to Barbara J. Green on September 11, 2003.

Date: __4/30/07__

Signature: _/s/ Charles B. Johnson_

Charles B. Johnson

REVOCATION OF

LIMITED POWER OF ATTORNEY

FOR

SECTION 13 REPORTING OBLIGATIONS

The undersigned hereby revokes as of May 7, 2007 the limited power of attorney for Securities Exchange Act of 1934 Section 13 reporting purposes granted to Barbara J. Green on September 4, 2003.

Date: __4/25/07___

Signature: _/s/ Rupert H. Johnson, Jr._

Rupert H. Johnson, Jr.

CUSIP No. M8737E108

EXHIBIT H

(Letterhead of Yigal Arnon & Co. Advocates and Notary)

Yigal Arnon & Co. Advocates and Notary

Tel Aviv, 22 April 2007
Ref:

To:

Pinhas Rubin, Advocate

Dr. Yael Aridor BarIlan, Adv.

Kfir Yadgar, Adv.

Gornitzky & Co. – Law Offices

45 Rothschild Blvd.

Tel Aviv

By FAX No. 5606555

and by Registered Mail

Dear Sir/Madam,

Re:	Taro Pharmaceutical Industries Ltd. (Co. No 52-002290-6) ("The
Company")
Ref: Your Letter of 28th of March, 2004 (sic)

On behalf of the Company, I wish to respond to your letter referred to above, as follows:

1.	The Company rejects all the facts, claims and demands in you above letter.

2.

Without derogating from the above stated, it will be noted that there is no real substance to your client's claims regarding irregularities or any faults in the Company's conduct. These matters have been checked, approved by external entities to the Company and have been extensively detailed in the Company's reports.

3.

Neither is there any real substance in your client's claims as if the Company is refraining from providing the required information. As indicated in our previous letters, the Company publishes all the information it is required to disclose under Israeli law and the US securities laws (as indicated by the American lawyers for the Company). The Company is not required to provide any clarifications to any of its shareholders or to have them "participate in any moves" neither it is conceivable, and it is prohibited to act unequally in this manner. Making these and other demands by your client is in itself an illegitimate attempt to interfere in the management of the Company.

CUSIP No. M8737E108

4.

It is unclear how your client can claim that it has the best interests of the Company and all its shareholders as its heart (for example in Section 9 of your letter), and in the same breath to demand for itself only surplus rights of whatever sort (See for example, Section 8 of your letter, in which your client demands that in the event of a sale of the Company shares, your client will be given the right to sell its shares in the Company on the same terms).

5.

It is clear that the main interest of your client is to see to its interests only and not the interests of the Company, as reflected by its conduct so far, however there is no basis to its claims and demands. Your client has already been advised in the past, that if it is of the view that by this way it will improve its position or will attain some sort of advantage for itself, it is mistaken.

6.

For the record it will be again clarified that our client rejects all the facts, claims and demands in your letter and that nothing stated in this letter purports to exhaust all our client's claims and it reserves all its rights and claims.

Yours Faithfully,

(signed)

Dror Vidfor, Adv.

CUSIP No. M8737E108

EXHIBIT I

(Letterhead of Gornitzky & Co.)

29 April, 2007

Mr. Dror Vigdor, Advocate

Ms. Orna Sasson, Advocate

Yigal Arnon & Co., Advocates

1 Azrieli Center,	By registered mail and fax
Tel Aviv 67021	- Without prejudice –

Dear Colleagues,

RE: Taro Pharmaceutical Industries Ltd., (Corporate no. 52-0022900-6)

(“the Company”)

Our clients, Franklin Templeton Investments, have instructed us to write to you as follows:

1.

On December 24, 2006, our client turned to the Chairman of Taro Pharmaceutical Industry Ltd., (hereinafter: “Taro”), Mr. Baruch Levitt, with a demand under section 194 of the Companies Law, 5759-1999 (hereinafter: “the Companies Law”) that Taro exercise its full rights against the former and present officers of the Company (hereinafter: “the Demand of December 24, 2006”).

2.	On February 7, 2007, the Company gave notice that it had no intention of taking such action.

3.

Without derogating from or retracting the Demand of December 24, 2006, and in addition to all of the claims mentioned in the Demand of December 24, 2006, our client wishes to make it clear that the Company is required to file a genuine, sincere and uncompromising action naturally also against Mr. Zvi Rosenthal (hereinafter: “Rosenthal”) who, between 2001 and 2006, acted as Vice-President of Taro and purportedly used insider information of the Company, which reached his possession by virtue of his position in the Company, between 2001 and 2005 (either alone or with others) and enriched both himself and his associates with a sum close to $4 million (see paragraphs 5 and 6 below);

4.

The Company is hereby requested to immediately make it clear whether it wishes to act as requested and as expected of it pursuant to its legal obligations, and file a genuine, sincere and uncompromising action against Mr. Rosenthal in respect of the use that he made of insider information and for breach of his fiduciary duties towards the Company, as well as an action against the officers whose actions, deeds and omissions enabled such a senior officer to make use of insider information, without any checks or oversight that would expose the matter, over such a long period. It is unnecessary to add that the filing of a claim directly by the Company, is the proper course to adopt, and will also save the Company and its shareholders additional and unnecessary financial expenses that would result from filing a claim as a derivative action.

5.

It appears that the Company’s labors in such a case would be relatively straightforward, since the U.S. SEC has already filed actions against Mr. Rosenthal in connection with a number of these acts, which disclose an unfortunate set of facts which, it seems, Mr. Rosenthal has already confessed to. Thus, for example, on February 8, 2007, the SEC instituted criminal proceedings against Mr. Zvi Rosenthal, his son, Amir and another person, for conspiring to commit securities fraud. According to publications, the defendants admitted their guilt on the very same day.

6.

In addition, on March 22, 2007, the SEC filed a civil action in the Federal Court against Zvi Rosenthal and others in respect of the use of insider information and breach of the American Security Laws. In this context, relief was sought that would prevent Mr. Rosenthal from acting as manager or director of a public company.

7.

It is clear to all concerned that the defective functioning of the Company’s managers is that which enables scandals of such a kind to exist. As stated in paragraph 4 above, the Company and the Chairman of the Company are hereby requested to induce the Company to sue Rosenthal and the remaining parties involved (and the beneficiaries of) using such insider information and the past and present officers whose acts, deeds and omissions enabled Mr. Rosenthal and the seven other defendants to be able to make such use of the Company’s insider information, without the matter having been prevented or discovered for such a long period. This is in addition to and without derogating from our client’s demand that the Company file the actions mentioned in the Demand of December 24, 2006.

8.

Note that nothing herein contained nor the very act of sending this letter derogates from our client’s previous demands which also constitute a demand pursuant to section 194 of the Companies Law. In this connection please refer, inter alia, to that stated in paragraph 3 of the Demand of December 24, 2006, which applies and encompasses everything that has been stated here, and which the Company has been aware of for some time, since the SEC has in any event been active for some time on the matter. The contents of this letter are merely repetitive, since the contents thereof only serve to add to that stated in our previous letters, including the Demand of December 24, 2006, and are not intended to replace them.

CUSIP No. M8737E108

9.

Nothing contained in or omitted from this letter constitutes any time granted or consent or will serve to exhaust or derogate from or render redundant any claims or rights or demands or remedies of and by our client (including its instituting a class action) with respect to either your clients or against any other person, and it fully reserves its rights, which remain in full force and effect.

Yours faithfully,

Pinchas Rubin, Advocate	Dr. Yael Aridor Bar-Ilan, Advocate KfirYedgar, advocate

CUSIP No. M8737E108

EXHIBIT J

In the District Court	Opening Motion
In Tel Aviv Jaffo
In the Matter of:	1. Franklin Advisers, Inc.

(SEC # 801-26292)

2. Templeton Asset Management Ltd.

(SEC # 801-46997)

All Represented by Legal Counsel Advocates Pinhas Rubin and/or Dr. Yael Aridor Bar-Ilan and/or Kfir Yadgar et al.

Gornitzky & Co., Law Offices

45 Rothschild Blvd., P.O. Box 29141,

Tel Aviv 65784

Telephone: 03-7109191; Fax: 03-5606555

The Applicants;

-VERSUS-

And in the Matter of:	1. Taro Pharmaceutical Industries Ltd.

Co. No. 52-002290-6

2.	Dr. Baruch Levitt
3.	Dr. Daniel Morros
4.	Tal Levitt
5.	Aharon Levitt
6.	Morley and Company
7.	Taro Development Corporation

All Represented by Legal Counsel Advocates Yigal Arnon & Co., Law Offices

1 Azrieli Center, Tel Aviv 67021

Telephone: 03-6087777; Fax: 03-6087724

The Respondents;

Substance of the Claim:	Removal of Oppression of the Minority and Prevention of Future Oppression

OPENING MOTION

(For the Removal of the Oppression of the Minority and the Prevention of Future Oppression)

This Honorable Court is asked to exercise its powers, inter alia pursuant to Section 191 of the Companies Law, 5759 - 1999 (hereinafter: “the Companies Law” and to declare that the affairs of the Taro Pharmaceutical Company Ltd. (hereinafter: “the Company” or “Taro”) are being conducted in a manner oppressing the minority shareholders, including the Applicants, and to award any appropriate relief, including for the removal of the existing oppression and the preventing of expected and further oppression in the future, all as detailed in this Opening Motion, and mainly to include the following:

a.

Giving of instructions to the Company and the other Respondents to provide information, documents and data to the shareholders as required by them and in accordance with any law, including, without limitation: The Company’s books, the findings of the independent examiner appointed to examine the Company’s affairs, the Company’s agreements with the Blackstone Group, the Company’s invitations to make offers for the purchase of the Company and/or its assets as well as offers received by the Company in accordance with these invitations and/or by any other means;

b.	To instruct that a clause be added to the Company’s articles of association under which the approval of the Court will be required before the Company issues securities and/or before the Controlling

CUSIP No. M8737E108

Shareholders in Company sell their shares in the Company;

c.

The giving of instructions to the Company and the other Respondents to allow the minority shareholders to sell all their shares and/or to tag along to the sale and/or the existing or a future allotment, under the same conditions offered and/or to be offered to the Controlling Shareholders and/or to others (full tag along) or the granting of any other similar relief dealing with the reserving of shareholder rights in the Company, including their right to equality as shareholders in the Company;

d.

The appointment of a permanent Special Administrator (in addition to the appointment of a temporary special administrator as sought in the application for temporary relief submitted together with this claim and within the claim framework) who, by his actions, will ensure that the Company’s affairs shall cease to be conducted by oppressive means;

e.	Any other relief required under the circumstances of the matter, and all as detailed in Chapter IV of this Opening Motion.

Likewise, this Honorable Court will be asked to find against the Respondents for the Applicants' expenses including attorneys’ fees plus V.A.T. as prescribed in law. All emphases have been added by the undersigned, unless stated otherwise.

Chapter I – Summary of the Matter

On June 22 2006 Taro, an Israeli company traded on the Nasdaq Exchange surprisingly filed notice that "deficiencies" had occurred in the Company’s financial statements for 2003 and 2004 and consequently it needs to restate its financial data for 2003 and 2004. It also notified the public that the Company could not comply with the trading requirements applicable to it and that it could not file the reports for 2005 on time. This statement was made blandly and without interpretation. They provided no details even though an event of this sort is always, or almost always, very dramatic in the life of a company and requires, at least, in the accounting jargon to restate the Company's financial statements and to "eat humble pie" and to admit the mishaps, irregularities or, heaven forbid, also the failures in what was presented in the financial statements.

The months went by, and only after almost a year had elapsed from the original date on which the statements were supposed to be published did the Company publish the 20-F Statement for 2005 (on March 20, 2007) and also restated the financial statements for 2003 and 2004. The delay and concealment for almost a whole year is in itself scandalous, the like of which has not been seen. The restated financial statements reflect serious and harsh data. Whilst, in 2005, the Taro Company made a representation regarding its situation as if in 2004 the Company's net profit exceeded 11 million dollars, in effect the true situation was completely different and its losses for that year stood at a sum of approximately 31.5 million dollars. This is a numerical gap of approximately 43 million dollars and immensely greater in substance, a considerably larger value gap (a shift from a profit to a vast loss).

CUSIP No. M8737E108

The 2005 statements (which as stated were published very late, only in March of 2007 ) were accompanied by a “going concern” warning issued by the Company's auditors, according to which the possibility exists that the Company will not be able to meet its obligations already as of 2005. Good heavens! This “going concern” warning is one of unparalleled severity. This radical and sudden shift in the condition of the Company, retroactively, appeared without any prior warning, and now in retrospect it turns out that this state of affairs was a direct result of the faulty management of the Company’s management, headed by the controlling shareholders in the Company.

It is to be clarified that approximately 45.4% of the Company’s voting rights is owned by two families (who are relatives) – Levitt and Morros (the holders on their behalf have been joined as Respondents to this Opening Motion) (hereinafter: the “Controlling Shareholders"). As if it were not enough that the Controlling Shareholders have an almost absolute ability to direct the decision making process at general meetings, but also, in accordance with the provisions of the Company’s Articles of Association, Mr. Baruch Levitt holds, through Respondent No. 6, one third of the voting rights, in any resolution passed at general meetings regardless of the number of “ordinary” shares held by the public. (This is in addition to the Controlling Shareholders rights by virtue of their holdings in the ordinary shares of the Company). Furthermore, the Controlling Shareholders control the management of the Company through their representatives who serve in senior positions in the Company, with Mr. Baruch Levitt (Respondent 2) serving as the chairman of the Company’s board of directors. Under these powerful (but not performing) Controlling Shareholders, the Company is being managed in a flawed and scandalous manner which may bring it to a state of insolvency, whilst oppressing the shareholders of the Company. They are doing this whilst concealing the Company’s secrets for more than a year, and they are still willing and capable to conceal and deny.

During the period which elapsed between the Company's announcement of the need to publish restated financial statements and the publishing of Form 20-F, reflecting the chronic and severe condition of the Company (and unrecognizably different) in comparison with its representations in its original financial statements, the Company vigorously refused to provide its shareholders with information or data regarding the source of the defects and irregularities which compelled the Company to restate its financial statements for 2003 – 2004. The Company still refuses to provide clarifications regarding the decisions and actions being taken by it in order to examine, study and correct the source of the irregularities and to draw the necessary conclusions. From these meagre reports and publications provided by the Company, which had been provided by other authorities and bodies and which had appeared in the press, the following grim and scandalous picture arises:

•

Financial Irregularities: The Company conducted its financial affairs in a misleading and fallacious manner; the Company’s CFO (who also served as the Company’s vice president) and another person from his staff were forced to resign as a result of this conduct. So far it has not become clear (and the Company refuses to disclose) what the failures involved were, who the other “staff member” was, who was forced to resign as a result of these failures, how were the failures discovered and what was done in order to correct the discovered failures. In this regard also the Company prefers to conceal its affairs from its shareholders, in its unprecedented behavior, which is directly causing the oppression of the minority shareholders in the Company. Similarly, a striking inequality has been created between the shareholder groups: Whilst the Controlling Shareholders, by virtue of their control over the board of directors of the Company are familiar with the “ins and outs” of its failures and the mazes of its statements, the remaining shareholders are left shrouded in fog. In all these matters and especially, see Sections 51, 95 - 104.

•

Misleading reports, of the Company its directors and Controlling Shareholders: The Company, its directors and Controlling Shareholders made misleading reports to the share holding public and the investing public. Thus, for example, the Company and its directors created misrepresentations to the Nasdaq Exchange and falsely reported data to analysts who recommended the purchase of the Company’s shares. The Company and its shareholders made misleading representations to the Company’s auditors; The Company made representations as if its financial statements were made in accordance with general accepted accounting principles which are binding on the Company, whilst, in effect the financial reports of the Company for 2003 – 2004 were materially erroneous and were in breach of provisions including general accepted account principles. As a result of these erroneous reports the share price was inflated in a misleading manner the share holding public and money was also raised from the investing public; And it will be emphasized: We are talking here about a long list of reports intended to mislead the shareholders and the public to invest in the Company, whilst in effect the state of affairs in the Company, was materially different from that which had been presented to the public; For all of this see Sections 47 – 52 discussed below.

•

Misleading reports which have led to the instituting of class action lawsuits in the United States: Due to the misleading reports during the course of 2003 -2006 nine (!) class action suits were instituted against the Company already in August 2004. Following the filing of Form 20-F by the Company, for 2005 (dated March 20, 2007) the class action plaintiffs filed notice of their intention to renew the proceedings in the said cases and to file amended class action suits, and indeed on the 4th of April, 2007 an amended class action lawsuit was filed. For all of this see Sections 83 – 85.

•

Cover up of the failures and irregularities: In August 2006 the Company announced that upon demand of the Company’s auditors, an independent examiner had been appointed to examine the failures and irregularities. In this context also only the tip of the iceberg has been revealed. The Company did not agree to disclose at that time who the independent examiner was and later on it transpired that this was a law firm. According to the legal adviser who served as the Company representative at the shareholder meeting of 6th of December 2006, the examiner did not forward any written findings to the Company. This, in itself raises more than an eyebrow. Nevertheless, it did transpire in Form 20-F that the findings of the independent examiner led to the resignation of the Company’s CFO and of the resignation of a mysterious “staff member” who, at the time of their resignation, denied the findings of the independent examiner (which, purportedly, were not put down in writing). This strange and irregular behavior is also indicative of the conduct of the Company and the Controlling Shareholders in the Company and the steps it takes to cover up the failures, whilst oppressing the minority. For all of this see, especially, Sections 73 - 78.

•

Failure to provide proper responses to requests: Even though the Company shareholders, including the Applicants, approached the Company many times requesting that it provide them with further details, that it convene a general meeting and that it provide answers to the shareholders regarding its conduct, the Company and its legal counsel refused to provide a genuine answer, sufficing to provide irrelevant answers and referring to other laconic notices and relying on procedural crutches. Thus, for example, no relevant answer was received to the requests and demands for the convening of a shareholder meeting; there was no response to the requests to raise important issues on the agenda of the shareholders meeting which was called; Within the framework of the shareholder meeting which was convened, the answers given were extremely dearth and lacked content; Moreover, the conducting of the meeting was scandalous and arbitrary, whilst rejecting the shareholders’ demands, and when issues were raised which were ‘inconvenient’ for the Company silence fell on the room; Thus, for example when the question was raised regarding the reason for the results of the independent director not being provided to the shareholders, legal counsel for the Company answered that the Company had no intention of putting this down in writing and even if there were such written findings the Company would not provide them to the shareholders; so far (despite repeated requests) no minutes have been received of the general meeting which was held at the end of 2006; moreover, the Company is using delaying tactics aimed at preventing the delivery to the shareholders of the information and documents to which they are entitled. For all of this see, especially, Sections 59 - 72.

•

The Non Providing of Reports on Time Leading to the Delisting from the Nasdaq: For a long period the Company did not publish the new annual reports for 2003 to 2004 nor the annual reports for 2005. As a result of this omission, on the 13th of December 2006 the Company was delisted from the Nasdaq Exchange and transferred to trading on the ‘Pink Sheets’ with all that such implies. As a direct consequence of this conduct, the transferability and tradability of the Company’s shares was harmed and damage was caused to the shareholders. Only a few weeks ago did the Company finally publish its annual reports for 2005. The financial condition of the Company, according to these reports is critical and a “going concern” warning issued by the auditors hangs over the continued operations of the Company. For all of this see especially, Sections 19 – 41, 86 – 88 below.

•

Use of insider information: In February 2006 the US Securities and Exchange Commission (hereinafter: “The SEC”) instituted a claim against the person who had served as the vice president of Taro from 2001 and up until 2006, for the use of insider information of the Company. According to reports of the SEC, the above said pocketed for himself and for his family a large amount of 4 million dollars (which are clearly at the expense of the other shareholders). Additionally, the above and other three parties admitted, as alleged, guilt for conspiracy to commit securities fraud. For all of this see Sections 79 – 82.

Lo and behold, within the framework of the Company’s reporting only a few days before the start of the recent Passover Festival, did it become known that the Company had already taken critical steps to realize the Company’s assets and to inject external capital into the Company, in co-operation with the Blackstone international group, without updating the shareholders beforehand. According to the report, the Company invited proposals for investments in the Company and/or for the injecting of capital into the Company and/or for the purchase of Company shares by March 31, 2006 (before the publishing of the restated statements). The company also announced that the updating of the shareholders would be done retrospectively, only after the decision is made. Moreover: As if this were not enough, in an article published in the Yediot Ahronot newspaper, at the beginning of April 2007, it was noted that the chairman of the Company, Mr. Baruch Levitt had demanded an injection of 200 million dollars into the Company’s cash fund in consideration for joint control. It should be known that there is genuine concern that the Company management will act in order to receive offers favoring the Controlling Shareholders at the expense of the minority shareholders! The Company management is prepared to receive proposals for cash contributions into the Company provided that joint control remains in the hands of the Levitt and Morros families.

The amassing of this data unequivocally shows that there is genuine concern that the minority shareholders will be unfairly prejudiced (oppressed) by these transactions. The efforts of the Company management "to rescue" the Company which they themselves are sinking, for all practical intents and purposes, are efforts of the Controlling Shareholders to "rescue" their equity capital at the expense of the property of the minority shareholders, including the Applicants.

The matter before us is scandalous: A public company, controlled by Controlling Shareholders, who are

CUSIP No. M8737E108

dealing with the Company’s assets as if such were their own. The Company, headed by the Controlling Shareholders, does not account nor report to anyone; it provides no explanations; keeps tightly shut in shareholders meetings; invites offers to reorganize the Company structure without involving the Company shareholders; it covers up and conceals failures; in brief – the Company, led by the Controlling Shareholders, is dealing with the Company assets as if this was a private business and shareholders from the public are being asked to idly sit on the sidelines and to “watch the show” of the sinking ship whilst they are being severely oppressed.

This conduct of the Company also gives rise to derivative causes of action, inter alia, against the officers of the Company, against the Controlling Shareholders, the directors and anyone else who has concocted this brew over the years. They also need to give accountability for the Company's actions and must be expelled from within, they must be denounced and legal proceedings must be exhausted against them. The undersigned has resorted many times to warning letters, for the purpose of the derivative action. But to no avail. The Company and its officers are obdurate and do not do what is required of them and therefore they must be compelled, inter alia, by means of a derivative action, to do what any sensible person would understand and do in a similar situation. Such a derivative action will be instituted shortly after the instituting of this action, and one shall not detract from the other.

In light of what has been said and in light of the worrying recent developments, the Applicants have decided to take action and to petition this Honorable Court by way of an Opening Motion to remove the continued oppression lest such increases. Simultaneously, with the filing of this Opening Motion, the Applicants are petitioning this Honorable Court with an application for temporary relief to order the appointment of a special temporary administrator for Taro in order to ascertain that by its behavior it does not oppress the Company shareholders.

This is a brief summary of the matters; from the summary we will refer to the merits of the case, we will flesh this out, we will back it up with references and appendices, where required, to shed light before this Honorable Court regarding the improper behavior of the Company and its Controlling Shareholders.

Chapter II – The Facts

A.	The Parties

Respondent 1, Taro Pharmaceutical Industries Ltd., a public registered company No. 520022906 (above and below: “the Company” or “Taro”) was founded and registered in Israel in 1950. In 1961 its shares were first offered to the public in the U.S.A. and from 1982 and up until its delisting in December 2006, it was traded on the Nasdaq Exchange (above and below also referred to as: “Nasdaq”). In accordance with Taro’s reporting, the Company is a multi-national pharmaceutical company, the aims of which are research, discovery, development and marketing of health care

CUSIP No. M8737E108

products at the highest levels of quality possible.

A copy of the report from the Registrar of Companies for the Company is attached to the affidavit supporting this action as Appendix A1 of this action. A copy of the Company’s articles of association is attached to the affidavit supporting this action as Appendix A2.

Even though Taro is a public company it is, for all intents and purposes, controlled by two families, Levitt and Morros (who are relatives), who jointly hold approximately 45.4% of the voting rights in the Company, as detailed below:

Respondents 2 to 5, Dr. Baruch Levitt, Dr. Daniel Morros and Aharon and Tal Levitt hold both ordinary and founders shares in the Company. Under the Company’s articles of association these founders shares confer one third of the voting rights in the Company (in addition and regardless of the amount of the ordinary shares held in the Company).

Respondent 6, Morley and Company, is a company controlled by Dr. Baruch Levitt, holding founders shares in the Company for him.

Respondent 7, the Taro Development Corporation, is a company under the control of Dr. Baruch Levitt, Dr. Daniel Morros, Tal Levitt and their family members who hold ordinary shares of the Company.

A copy of the relevant parts of the recent annual reports of the Company (referring to 2005) detailing the calculation of the accumulative voting power of the shareholders, is attached as Appendix B of the affidavit supporting this action.

It will be noted that Daniel Morros is a cousin of Dr. Baruch Levitt.

The Controlling Shareholders according to their title actually and effectively control the Company’s affairs, and appoint their representatives and themselves to the Company’s board of directors: Thus, Dr. Baruch Levitt is the chairman of the Company’s board of directors; Mrs. Tal Levitt is a director of the Company; Dr. Daniel Morros is a director of the Company and also serves as the deputy chairman of the Company's board of directors. Furthermore, since 1982 and up until his retirement in October 2004, Mr. Aharon Levitt, Respondent No. 5, served as president of Taro. The Controlling Shareholders effectively and actually control the Company’s affairs, whether through the appointment of directors, the appointment of senior executives or by exercising their decisive powers in the general meetings.

The Applicants are investment funds from the international investment house known as Franklin Templeton Investments (hereinafter, jointly: "the Applicants" and/or "Franklin Templeton"). As of April 30, 2007 the Applicants jointly hold 2,818,821 shares in the Company, constituting 9.5% of the Company’s ordinary shares.

Confirmation of the Applicants holding of the Company shares is attached hereto as Appendix C of the affidavit supporting this action.

B.	Effective Oppression of the Minority

B.1. General

The matter before us is scandalous, and as stated it is distinctly simple. Taro, a public company, controlled

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by Controlling Shareholders, who are dealing with the Company’s assets as if such were their own. As shall be detailed in this chapter below, this concerns irregularities, actions and omissions which are causing the oppression of shareholders, including amongst them the Applicants. A permanent and tendentious pattern is involved in our case. Each of the elements of this pattern adds up to further oppression and is, in itself, oppression. The full picture is greater than the sum of its parts and shows that there is severe oppression of the shareholders as well as concern for continuation of this oppression in the future.

Let us then now turn to the merits of the case.

B.2. Withholding Full and Credible Information From the Minority Shareholders and the Providing of Misleading Reports

The Company, as a public company listed for trade on the Nasdaq Exchange, is required to provide regular and periodical reports to its shareholders, in accordance with the Nasdaq rules, and in accordance with the rules of the Securities & Exchange Commission (SEC),and in accordance with the provisions of the Israeli Companies Law as well as the Company's Articles of Association. The information on the Company's affairs is needed by the shareholders in order for them to know how to act with their property and in order to allow them to review the Company and its directors. Information, as is known, is the means to protect the investing public (See Civil Appeal 741/01 Meir Kot V. The Estate of the Late Yeshayahu Eitan, Tak-El 2003(2) 1612, 1620 (2003)).

The Company is not complying with reporting requirements. Over a long period the Company has made erroneous and misleading reports. Furthermore, the Company has not complied with the reporting requirements vis-à-vis the financial results for 2005; the Company reported considerably late (about a year late) regarding its financial results for 2005; furthermore, the Company filed notice that it will be required to file restatements of its financial results for 2003 and 2004; these reports were late and tardy, even after the Company had promised, again and again, that they would be published shortly; as a result of this conduct, the trade in the shares on the Nasdaq Exchange was stopped and at present it is only traded on the 'Pink Sheet'.

We will now detail these matters as they unfolded.

B. 2. a. Non Reporting

March 2006

On March 8, 2006, the Company filed a notice according to which the financial statements for the fourth quarter of 2005 and the annual financial statements for that same year (Form 20-F), would be published by the end of March and by no later than April 2006.

A copy of the announcement dated March 8, 2006 is attached as Appendix D1 of the affidavit supporting this action.

Of course the reports were not published at the aforesaid dates.

April 2006

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On April 20, 2006 the Company filed notice that further work of the Company's auditors is required for the publication of the reports, including a renewed accounting assessment of the accounts receivable reserves item in the balance sheet. The Company did not publish any estimation regarding the date for the completion of this work and the publication of the statements.

A copy of the reporting dated April 20, 2006 is attached hereto as Appendix D2 of the affidavit supporting this Motion.

Two additional months had passed without the publication of the long awaited statements. Moreover: the Company also did not publish any notice regarding the progress of the process for the completing of the work on the said statements.

June 2006

On June 22, 2006, eight days before the deadline for filing the statements in accordance with the SEC regulations, the Company filed notice that it is unable to publish the statements on time. According to the notice, "information" was received by the auditors which "was not previously available" (the nature of which the Company has strictly concealed), influencing the Company's balance sheets for the previous years and which requires correcting and restating the annual reports for 2003 and 2004. It was made clear that the net profit in each one of these years is likely to fall by approximately 28 – 30 million dollars and would mean that the Company is shifted from a profit to real loss. In retrospect it transpired that the reduction required was much higher.

As if this was not enough, notice was made that the absence of the reports places the Company in a breach of its obligations towards its creditors.

A copy of the Company's report dated June 22, 2006 is attached as Appendix D3 of this action.

The shareholders are once again left in the fog. The information which was provided in the past is incorrect, whilst no amended or updated information exists. What was supposed to be published (the 2005 reports) was not published by the due date; and what was published (the 2003 and 2004 annual reports) is incorrect (in parentheses we will note that the Company has also recently filed notice that also the financial data of 2001 and 2002 require restatement, but the Company will not do so, due to the immense expenses involved). There is no explanation for this.

At this stage the Company and its officers could be expected to act with added caution and full transparency in order to enable the shareholders to receive updated and genuine information relating to the Company affairs. In effect, the Company and its Controlling Shareholders have acted quite the opposite, and have continued with the concealment, with the increasing obfuscation and "muddying" of the data.

July 2006

On July 3, 2006, the Company reported that it expects to file its financial statements by July 17, 2006 – the date of the end of the automatic extension allowed to the Company for the submitting of the statements.

The Company's report dated July 3, 2006 is attached as Appendix D4 of the affidavit supporting this action.

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Two weeks passed and the final date of the automatic extension for the submitting of the statements on July 17, 2006 also elapsed without any statements.

Instead of this, on July 18, 2006 the Company published another report according to which the Company is in "the final stages" of completing the audit for the financial statements for 2005 and that it expects (once again expects) that these will be published during the course of August. In retrospect it transpired that there was nothing supporting these statements (excepting for the attempt to earn some more time), because the statements were eventually published only during the second half of March 2007.

A copy of the Company report dated July 18, 2006 is attached as Appendix D5 to the affidavit supporting this action.

On July 21, 2006 it was reported that the Company had received notice from the Nasdaq Exchange that it intends to delist the Company, subject to a hearing.

A copy of the Company's report dated July 21, 2006 is attached hereto as Appendix D6 of the affidavit supporting this action.

August 2006

August came (and also went by) and the statements were not to be seen. On August 29, 2006, the Company published a report according to which, in accordance with the demands of the Company's accountants, the audit committee appointed an independent examiner to examine the circumstances which led to a situation requiring the restatement of the financial statements for 2003 and 2004. The work of this examiner was supposed to end in September 2006 when the Company was supposed to be in a situation where it could complete the work for the filing of its financial statements for 2005. Here also, it is not clear and transparent why no special examiner was appointed previously, because the need for the restatement of the financial statements had already been known for a long while. (See the Company’s report of June 22, 2006 – Appendix D3). Later on it transpired, as stated, that the examination was undertaken by the law offices of Jenner & Block LLP.

A copy of the Company's report dated August 29, 2006 is attached as Appendix D7 of the affidavit supporting this action.

September 2006

Also during the course of September 2006 no statements were published. Neither was the report of the independent examiner (which was supposed to be published by September), published.

On September 13, 2006, the Company filed notice that it had sought and received an extension from the Nasdaq Exchange to report on the findings of the independent examiner by October 5, 2006, after which it will be determined whether the Company would be given an extra extension for the filing of the financial statements for 2005 by November 17, 2006.

A copy of the Company's report dated September 13, 2006 is attached as Appendix D8 of the affidavit supporting this action.

As a result of these postponements and these delays in the publishing of the statements, the Maalot rating

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company (hereinafter: "Maalot") filed notice on September 20, 2006 that it will no longer rate the bonds issued by the Company.

A copy of the Maalot notice dated September 20, 2006 is attached as Appendix D9 of the affidavit supporting this action.

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October 2006

On October 5, 2006 another disappointing notice arrived according to which the Company could not comply with the timetable which it undertook and the report of the independent examiner would only be submitted about two weeks later (that is to say on October 20, 2006).

A copy of the Company's report dated October 5, 2006 is attached hereto as Appendix D10 of the affidavit supporting this action.

And if the investing public thought that this time the Company would comply with the timetable which it had set out and that it would publish, at least, the results of the investigation of the independent examiner by the due date, it was to be met with another disappointment. On October 20, 2006 the Company published that it, once again, required another postponement, and this time for only one week.

A copy of the report of the Company dated October 20, 2006 is attached as Appendix D11 of the affidavit supporting this action.

The report came (after the postponed date). On October 30, 2006 the Company published a notice regarding the completion of the investigation of the independent examiner. However, the Company did not publish what the examination had discovered, or its precise and full findings (and as of the date of this Opening Motion, these findings have not yet been published). However, it is clear to all that the findings are extremely serious. What then was published? The following:

A senior member of financial management in the Company, as well as another employee in the financial staff, caused the Company to make misleading reports to the SEC and to the Company's auditors. Consequently, the CFO, who is also the senior vice president of the Company, Mr. Kevin Connelly as well as another senior employee (whose name the Company has not yet revealed) were forced to immediately leave the Company. Apparently, the causing of the failure was not intentional.

The Company filed notice in that same report that there is no certainty that it can comply with the deferred dates at which it promised to publish the financial statements (November 17, 2006) and thus to ensure the continued listing of the Company on Nasdaq.

A copy of the Company's notice dated October 30, 2006 is attached as Appendix D12 of the affidavit supporting this action.

Only the tip of the iceberg has been shown. The Company's notice does not specify the findings of the report and, in effect, there is almost nothing to account for the misleading reports made, why they were made, how this happened, what the failures were, when was it discovered, what was the cause for the failures, who else was responsible for the failures, who from amongst the officers and members of the board of directors, knew about these reports and what was done in order to amend them and to prevent the reoccurrence of such incidents.

November 2006

On November 16, 2006 another notice was published according to which the Company was given another

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extension up until December 11, 2006 to submit the financial statements for 2005. At the same time, the Company also indicated in this notice that it was possible that it would not comply with the dates and therefore be delisted from the Nasdaq Exchange.

A copy of the Company's report dated November 16, 2006 is attached as Appendix D13 to the affidavit supporting this action.

December 2006

And indeed, our worst fears were realized – and the Company was delisted from Nasdaq.

On December 12, 2006 the Company reported that according to the Nasdaq Notice, starting from the end of the trading day on December 13, 2006 the shares of Taro would be delisted from Nasdaq.

A copy of the Company's notice dated December 12, 2006 is attached as Appendix D14 of the affidavit supporting this action.

The suspension of the Company from trade became final at the beginning of the trading day on February 8, 2007, as transpires from the Nasdaq notice dated January 29, 2007, a copy of which is attached as Appendix D15 of the affidavit supporting this action. Obviously, the delisting of the Company caused damage to the Applicants, inter alia, because trading on the Pink Sheets is not subject to Nasdaq rules (but rather, only to the SEC rules), it restricts the transferability and tradability of the shares, imposes various restrictions on the Company for the raising of capital and causes a fall to the value of its holdings.

January 2007 - February 2007

From the date on which the shares of Taro were delisted (December 13, 2006) and during the course of the two months following the delisting, the Company reported nothing to the shareholders regarding the expected date for the filing of the statements. The shareholders remained cloaked in fog.

From an article published in the Globes newspaper on January 9, 2007, a copy of which is attached as Appendix D16 in the affidavit supporting this claim, it was learned that that the chairman of the Company, Baruch Levitt, allegedly delayed the publishing of the reports, with the aim of selling he Company before the publishing of the financial statements. Attached, as Appendix D17 of the affidavit supporting this action is the Article published in The Marker newspaper on the 10th of January 2007 in these matters.

March 2007

About one year later after the first time at which the Company had filed notice that the said reports were to be published, and without any prior notice, on March 20, 2007 the Company published the reports for 2005 and the financial statements for 2003 and 2004.

A copy of Form F-20 of the Company for 2005 which was published on March 20 2007 is attached hereto as Appendix D18 of the affidavit supporting this action.

The findings arising from the reports and statements are extremely harsh and gloomy. The details which were disclosed show chronic faults and scandalous management and bear ill tidings for the future. Thus, for example, a net profit of over 11 million dollars in 2005 has become a net loss of

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approximately 31.5 million dollars. Thus, for example, the auditors appended a “going concern warning” to the financial statements for 2005 according to which there is significant concern regarding the continued activities of the Company.

As if this was not enough, and as detailed below, it has now become known that the Company and its Controlling Shareholders gave misleading reports over a long period.

B.2.b. Misleading Reports

Form 20-F for 2005, which was published in March 2007, together with the publications and other information reveals that, in effect, over a long period the Company, its directors and Controlling Shareholders, made misleading reports to the investing public and others.

This involves misleading conduct, a full description of which can cover many pages. In order to illustrate the gloomy picture and in order not to wear out the reader, we will provide below, extremely briefly, three examples only:

Misleading Reports to Maalot, the Israel Securities Rating Company Ltd.:

In December 2003 Maalot, the Israel Securities Rating Co. Ltd. (hereinafter: “Maalot”) rated Taro AA. This rating was based, inter alia, on information regarding the Company’s cash flow as forwarded, by the Company, to Maalot in November 2003. According to the information, cash flow of the Company during the nine months preceding the rating, stood at 34 Million dollars. This was not the case.

Now, it is known that the Company and its directors made a false representation regarding the cash flow of the Company in order to maintain the high rating granted to the Company by Maalot. As a result of this rating the Company succeeded in raising, inter alia, 50 million dollars from investors.

These findings are apparent, inter alia, from the class action suits filed against the Company, attached to the affidavit supporting this claim as Appendix E (see pages 31 to 34 of the class action suit)

As stated in Section 33 above, the Maalot Company filed notice on September 20, 2006 that it would stop rating Taro.

Misleading Repors to Analysts:

On February 20 2003 Taro announced its results for the 2002 financial year, whilst drawing attention to the fact that the Company had the highest sales for the last 28 quarters and also record income for the last 18 quarters. As alleged, in talks held with analysts regarding the above financial results, Mr. Baruch Levitt made it clear that the

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achievements are the result of an increase in the profitability and also the marketing and promotion of the Company’s products. This was not the case.

In effect, and as alleged, the Company and its Controlling Shareholders knew that these were misleading representations. Already at this stage, they had material data indicating different conclusions. For instance, in retrospect it became clear that the Company had not properly reported on sales and inventories as required under general accepted accounting practices; because the increase in demand for the Company’s products did not accord with the increase in demand from wholesale customers of the Company, resulting in excess inventories with the wholesalers; that the Company urged its wholesale customers to purchase its customers through a discount policy; this policy eroded the cash level at the Company and harmed its capabilities and activities, etc., etc.

The above is only one example of many of faulty and misleading reports provided by the Company's managers in conference calls with analysts as shown in the class action suit filed against the Company in the US (Appendix E).

Misleading Reports in the Financial Statements:

In its financial statements for 2003 - 2004 the Company reported that its reports are appropriate and reliable and consistent with the accepted accounting principles. This was not the case.

In retrospect it became clear that the financial reporting of the Company, (at least for 2003 – 2004) were misleading and were not consistent with the accepted accounting principles. Today, looking back, it became apparent that there were serious and material mistakes in those financial reports, which resulted in the Company being required to restate its financial results for these years. Thus, for example, if it was reported that in 2004 the Company had profits of approximately 11 million Dollars, in effect it suffered a loss of 31.5 million dollars. If it was reported that in 2003 the Company had a profit of about 61 million dollars, in fact the profit was lower by 31 million dollars, amounting to about 30 million dollars only.

In this matter see also the discussion in Chapter C below.

This pattern repeats itself over and over again in many other cases.

B.2.c	Interim Summary

The unfolding of events as described above shows a chronic and faulty situation in which the Company, headed by its Controlling Shareholders, actively and tendentiously withholds essential information from the shareholders which would allow them to review the Company's affairs and to make informed decisions regarding their property.

Furthermore, during the course of the period in which crucial and material information was withheld from

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the shareholder public, the same public was presented with a misleading and distorted partial picture of the Company’s affairs.

The withholding of the information and the lack of information and the presenting of the information in a misleading and partial manner, in a consistent and tendentious fashion as detailed above, constitutes, in itself, oppression of the minority shareholders in the Company.

Furthermore, such problematic conduct of the Company (preventing the required audit) and those who head it, serves as fertile ground for the development of faults and scandalous irregularities in the Company which are also oppressive, in themselves, on the minority of the company. We will now address this matter.

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B.3.               Failures, Flaws and Irregularities in the Company's Conduct and its Controlling Shareholders

The failures, flaws and irregularities in the Company’s conduct are exceptional in scope, nature and substance. The accumulated failures, flaws and irregularities (jointly) create a very serious and gloomy picture of the Company, systematically oppressing its shareholders and stealing their property from them. Over a long period the Applicants, through their counsel, turned to the Company, its accountants and officers asking to correct the flaws and to provide the required information. These many requests (more than ten different requests) were to no avail. So far, the Applicants do not have the required information, the flaws have not been correct and the failures have not been removed.

In order to complete the picture, we will detail, shortly, below, the salient points of these matters.

B.3.a.	Ignoring of the Rights (and Also Requests) of the Shareholders

If the facts so far are amazing then the circumstances surrounding the convening of the shareholder meeting of Taro in November 2006, are truly ad absurdum. These events gave rise to a chilling feeling that the management of the Company and those controlling it have decided to fail any attempts of the shareholders to keep track of the Company affairs.

For obvious reasons, the Applicants asked to convene a special meeting of shareholders in accordance with the provisions of Section 63(b)(2) of the Companies Law, in which the Company auditors, legal consultants, members of the audit committee and any other person whose presence is related to this matter will be present, in order to give explanations to the shareholders with respect to the management of the Company.

A copy of the letter of the undersigned dated October 18, 2006, containing the said demand is attached as Appendix F1 to the affidavit supporting this action.

Notwithstanding the provisions of the Arbitration Law in the matter, this letter was not met with any response.

Instead, the Company published, on October 31, 2006, a rather peculiar invitation for the convening of an annual general meeting of the Company shareholders to be held on December 6, 2006. On the agenda for the meeting, in accordance with the publication made by the Company, three subjects were expected, as follows:

The re-election of eight directors to the Company board of directors.

The reappointment of the Company auditors – Kost, Forer, Gabai & Kasirer.

Discussion on the status of the consolidated financial statements for 2005.

This indeed was a rather peculiar invitation because it is not clear how an annual meeting of shareholders of the Company can be held, pursuant to the provisions of Section 60(b) of the Companies Law, how its agenda can include deliberations on financial statements of the Company and the report of the

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board of directors, when the said statements have not yet been published (and the reasons for this are puzzling, as well as being concealed) and with the continued listing of the Company for trade on the Nasdaq Exchange is shrouded in fog (at that time).

A copy of the invitation to the general meeting dated October 31, 2006 is attached as Appendix F2 of the affidavit supporting this action.

Following this peculiar invitation, and in order to ascertain that the general meeting have the required information, Franklin Templeton turned, through its legal counsel, to the Company on November 8, 2006 demanding (inter alia, pursuant to the right of Franklin Templeton under Section 66(a) and 66(b) of the Companies Law), that the agenda of the general meeting to be convened on December 6, 2006 include issues relating to the report of the independent examiner, his conclusions, actions to be taken to handle the findings of the independent examiner and the expectations for the publishing of the financial statements for 2005. Similarly, the Company was once again asked in addition to the other issues detailed in the letter, that the Company's auditors, legal consultants, members of the audit committee and any other person whose presence is relevant to the affairs on the agenda be present at the meeting.

It was further clarified that so long as the report of the independent examiner is not put forward for the viewing of the Company's shareholders and so long as the annual statements for 2005 have not been published, the decision for the reappointment of the office holders in the Company and the reappointment of the auditors, cannot be proposed for resolution.

A copy of the letter of Franklin Templeton dated November 8, 2006 is attached as Appendix F3 of the affidavit supporting this action.

However, the Company avoided fulfilling the (legitimate) demands of Franklin Templeton and from the Company’s response, it is clear that its intention was to cause the failure of such demands. In its letter dated November 21, 2006 the Company claimed (the basis of which is not known) that the issues included in the agenda of the general meeting requested by Franklin Templeton, are not suitable for the deliberations at the general meeting and that the matter of Section 66 of the Companies Law deals with a meeting which has not yet been summoned and therefore cannot be applied to a meeting which has already been summoned. Without referring to this interpretation and its plausibility and logic, we will note that it cannot assist the Company, because however you look at it, the Company was supposed to include the demanded topics on the agenda of the meeting. After all, if Section 66 deals with a meeting which was not summoned (as the Company claims), then Franklin Templeton asked, as stated, the calling of the meeting in advance; if Section 66 does apply with respect of a meeting which has already been called – items can anyhow be added to the agenda (and also the additional demand was forwarded at an appropriate time which left the Company with sufficient time to have them included on the agenda in accordance with law). And with respect to the nature of the issues – these are subjects that are worthy and essential and the Honorable Court is asked to draw its impressions from the list of subjects detailed in Appendix F3.

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The response of the Company dated November 21, 2006; the answer of Franklin Templeton to the Company dated November 27, 2006; and another response on behalf of the Company dated November 30, 2006, are attached, accordingly, as Appendices F4, F5 & F6 of the affidavit supporting this action.

On December 6, 2006 a meeting of Taro shareholders was held at the Company offices in Haifa. Contrary to that which was required (and which was requested) only one director was present at the meeting (Prof. Gad Keren) and the CEO of Taro (Mr. Shmuel Rubenstein). The Company auditors were not present at the meeting. Members of the audit committee were also not present at the meeting and the directors and officers of the Company, whose presence was requested, were also not present.

During this meeting the shareholders, including the legal counsel and proxies of Franklin Templeton, demanded to first of all discuss the status of the financial statements of the Company for 2005 and the reason for the delay in the filing, before the matter of the reappointment of the directors to the Company and of the Company auditors is tabled for resolution. The external legal adviser of the Company, who chaired the general meeting, objected to this. Notwithstanding that all the shareholders present at the meeting voted against the two resolutions (and some of them even refused to vote before the status of the said financial statements was discussed), the resolutions were approved by the vote of the CEO of Taro Israel who voted on behalf of the Controlling Shareholders in the Company through proxy votes (proxy statements) (which he held, as he alleged).

Thus, the Controlling Shareholders, through the Company's managers, and in this case through the CEO of the Company, control both the information of the Company, its activities and the voting of the shareholders at the general meeting.

Regarding the deliberations on the Company's financial statements for 2005, this matter also remains shrouded in fog. In the meeting, the external legal adviser of the Company simply reiterated the previous notices published by the Company. Also with respect of the questions of the shareholders regarding the findings of the independent examiner, the legal adviser used the same tactics and referred to the various reports given by the Company. However, the legal adviser did make it clear that there are no written findings of the independent examiner.

We remained, once again, at square one.

Furthermore, we are now more than five months after the said meeting, and in complete contradiction to the provisions of Section 90 of the Companies Law and Article 126 of the Company's Articles of Association, the minutes of the meeting have not yet been delivered for the viewing of the shareholders. Needless to say that the undersigned did contacted the Company and its legal adviser on this matter a number of times, but to no avail.

The oppression exists. The suspicions and fears for the continued oppression have only become stronger.

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B.3.b	The Cover Up of the Failures and the Irregularities – Receiving of the Oral Findings of the Independent examiner – of an Unheard Nature

As has been shown in Chapter B.2.a above, an independent examiner was appointed in accordance with the demands of the Company's auditors, in order to investigate the reasons which brought about the amending and restatement of the reports of the Company, which had already been published.

According to the report of the Company, the independent examiner acted for a lengthy period and was exposed to thousands of documents and even interrogated more than 40 employees, some of them more than once.

However, at the meeting of the shareholders of the Company on December 6, 2006 (according to the legal adviser of the Company, Advocate David Shapiro) an amazing fact was discovered (which is in complete contradiction to the impression the Company created in its written reports) according to which the reporting on the results of the investigation of the independent examiner were given to the members of the audit committee of the Company and the members of the board of directors (some of whom, as will be remembered, are the Controlling Shareholders in the Company) verbally only! Indeed!.

According to the Company (through its legal adviser) there is no written documentation relating to the investigation of the independent examiner and its results, and there is no document which was forwarded to the auditors of the Company or to the members of the listing committee of Nasdaq. Furthermore, according to the legal adviser of the Company, neither is there any intention of the Company to see to it that such a document will be produced. Moreover, the Company’s legal adviser also said that were there such a document, the Company would not forward it to the reviewing of the shareholders.

It is important to note in this matter that in its notice of October 30, 2006 (Appendix D12) the Company noted that the reporting on the results of the investigation was forwarded to the Nasdaq staff (the fifth paragraph of the report dated October 30, 2006). The following questions are therefore raised: Why was the Nasdaq staff satisfied with verbal reporting? (It is difficult to believe that it did); maybe what happened was that the Nasdaq staff was not satisfied with a verbal report whilst the Company refused to put down the findings in writing (for reasons which are not in the Company's interests) and this matter contributed to the decision of Nasdaq to delist the Company shares? Maybe the Company did forward the written report to the Nasdaq staff, but claimed at the shareholder meeting of December 6, 2006 that there is no such document inscribing the findings of the independent examiner (and maybe because of this reason the Company is not forwarding the minutes of the meeting dated December 6, 2006)?

The bottom line is that there is no existing written report (according to the Company) and it would appear that the reason for not producing a written report can only assist the officers and the Controlling

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Shareholders in thickening the fog and preventing the delivery of information which might indicate that the defects and faults are aimed in their direction. Within the framework of this Application here, the Honorable Court is asked to instruct the Company to forward to the shareholders the findings of the independent examiner, in writing.

B.3.c. Use of Insider Information by Senior Executives in the Company

Thus, no one should be surprised that despite the severity of the matter, in a company of this sort, potential fertile ground is sown for the use of insider information. As alleged, over a course of five years Mr. Rosenthal (who served from 2001 – 2006 as the vice president of Taro) provided material and inside information about Taro to his family members and friends so that they could trade with the Company’s shares based on this information.

Due to such acts, on February 8, 2007 the SEC instituted criminal proceedings against Zvi Rosenthal, his son Amir and another person, for conspiring to commit securities fraud. According to the SEC website, on the same day the accused admitted committing of the offence.

A copy of the SEC's report of March 23, 2007 and a copy of the indictment are attached as Appendices G1 & G2 of the affidavit supporting this action.

Furthermore, on February 13, 2007 the SEC announced that it had instituted civil proceedings against Zvi Rosenthal et al in the US Federal Court for the use of insider information and for the breaching of US securities laws. Within this framework, the SEC is seeking, inter alia, relief to prevent Mr. Zvi Rosenthal from serving as a director or manager in a public company.

The SEC report of February 13, 2007 onthe filing of the action against Rosenthal and a copy of the claim, as attached to the above report, are attached respectively, as Appendices G3 & G4 are attached to the affidavit supporting this claim.

It is clear to all, that this faulty conduct of the Company (which withholds information and prevents a review of its affairs) is what allowed the existence of a scandal of this sort, which gives rise to oppression of the minority.

B.3.d.     Misleading Reports Which Led to the Instituting of Class action Suits

As was stated in the annual report for 2005, nine (!) class action suits were instituted against the Company already in August of 2004, due to the misleading reports of the Company during the course of 2003 and 2004, the allegations made in the aforementioned class action suits refer to the inflating of the share price of the Company in a misleading and artificial manner, and also many misleading reports were provided to the public during the course of 2003-2006.

With the filing of Form 20-F for 2005, the class action plaintiffs filed notice of their intention to renew the proceedings on the said cases and on April 4, 2007 an amended class action was instituted detailing the alleged serious omissions and actions covering more than 100 pages.

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A copy of the relevant pages of the annual report for 2005 regarding the instituing of the class action suit against the Company is attached hereto as Appendix H of the affidavit supporting this action. A copy of the class action suit is attached hereto, as stated, as Appendix E of the affidavit supporting this action.

Therefore, there is no dispute, that there is missing information in the Company, that the information which was given is not full, accurate and reliable and that the conduct and the omissions and failures in the matter have become chronic and serial. As detailed above, not only do the shareholders not receive full and credible information, but also the officers in the Company are making use of the insider information at the expense of the shareholders.

B.3.e.	The Delisting of the Company Shares from the Nasdaq Exchange

As has been explained in Chapter B.2.a above, due to the failed and faulty conduct of the Company, its directors and Controlling Shareholders, on December 13, 2006 the Company shares were delisted from Nasdaq and trade in the shares was transferred to the 'Pink Sheets' which leads to many restrictions on the tradability and transferability of the shares.

Moreover: trade on the 'Pink Sheets' and the companies traded on this list, are not subject to Nasdaq rules (but rather only to the SEC rules) and consequentially this harms the nature of the rules and the governance applicable to the Company and its shares as well as the consequent value of the shares.

It is difficult to exaggerate the significance of the delisting of the Company shares of a public company on the holdings and the value of the holdings held by the public. The tradability and transferability are the main basis for holding shares in a public company and without them, in effect, the Company is a public company. The delisting of the shares is enough in itself to indicate the extent of the rift and the intensity of the shortcomings. The delisting in itself is enough in order to constitute an oppressive event which grants the Applicants the right to receive the appropriate measures from the Honorable Court.

B.3.f	Approval of Benefits Paid To Directors in a Problematic and Inappropriate Manner and Time

The said shortcomings occurred throughout the period. Here is a brief example.

Whilst in the full throes of the work process on the financial statements for 2005 (when it was already clarified that the Company would be late in filing of the statements and their restatement of the 2003 – 2004 statements), the Company saw fit, on June 28, 2006, to summon a special general meeting of the shareholders for July 27, 2006 (the invitation dated June 28, 2006 is attached hereto as Appendix I of the affidavit supporting this action) and on its agenda – a resolution for the reappointment of two independent directors of the Company and the approval of an option plan for granting of 22,500 options to each one of the aforesaid independent directors (those directors who are especially expected to oversee, for the public, the activities of the Controlling Shareholders).

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Thus, the meeting was asked to give benefits to the external directors of the Company, whilst the affairs of the Company were being conducted in a failed and faulty manner. The said decision was approved in the meeting which was held in the north of the country on July 27, 2006 whilst the Second Lebanon War was raging.

In response to the question of the shareholders, as to why the meeting was not postponed until the period after the war (or the location of the meeting changed to the center of the country) it was anwered that this concerned a "personal example"). Indeed this is exemplary behavior – the granting of share options in a Company being conducted in a scandalous manner in the middle of a war!

C.	Recent Developments Which Cry Out at the Increasing Oppression

On March 20 2007 the Company, finally, published the Company's report for 2005. This report also included a restatement of the financial statements for 2003 and 2004, considerably late, and after a lengthy period in which the Company had refused to provide the required information needed to clarify the manifest irregularities in the Company’s conduct.

A general reading of the said report shows that the irregularities and faults in the conduct of the behavior are exceptional in severity. The said report, including the “going concern” warning issued by the auditors of the Company, contained therein, is testimony that there is a genuine risk that the Company cannot meet its liabilities and that it shall become insolvent. In these matters also it would appear that the Company is only exposing the tip of the iceberg. Indeed, as is seen, the said faults do not only concern mere accounting errors, but also are due to the irregular management of the Company' affairs.

The reports of the Company for 2005 and its notices afterwards, show, inter alia, the following serious findings:

The financial reporting of the Company was misleading and did not comply with accepted accounting principles. Today, and in retrospect, it is evident that one cannot rely on the financial statements for 2003 and 2004 and that it must restate its financial results for these years. In this context it became apparent that there was a large gap exited between what had been reported and the true data. Thus, for example, if it was reported that in 2004 the Company had profits of approximately 11 million Dollars, in effect it suffered a loss of 31.5 million dollars. That is to say, the “error” in the calculation of income in the 2004 statements amounted to an amazing sum of more than 42.5 million dollars. If it was reported that in 2003 the Company had a profit of 61 million dollars, in fact it the profit was 31 million dollars lower, amounting to 30 million dollars only. That is to say, an “Error” in the calculation of the income in the 2004 reports amounting to the amazing sum of 30 million dollars.

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The Company auditors made it clear that there was a substantial decrease to the Company's redemptions and cash flow, adversely influencing its liquidity and performance. Furthermore, the Company did not comply with certain conditions determined in its loan agreements. Furthermore, the Company might not be able to pay its debts in the event of these debts become immediately due and payable. These conditions, according the auditors, raise concern that the Company cannot continue to operate as "a going concern".

The CFO of the Company and the vice president of the Company, Mr. Kevin Connelly and another member of the financial staff left the Company after they were told of the (unknown) findings of the independent examiner. The Company also, vaguely and without specifics, said that Mr. Connelly and the other employee had caused the Company to give misleading reports. As the information and circumstances regarding the misleading and material reports had been concealed from the minority shareholders, they are unable to know whether the faults and the misleading reports were caused only due to the actions of the above said two persons who left the Company (it is difficult to believe so and it is clear that there were other people who also had knowledge and responsibility). Either way, what is important is that the Company managed its financial affairs in a misleading and false manner and forwarded information to its investors which did not (even by a long shot) reflect and present the financial results of the Company – throughout the duration of a long period which continued over many years.

As if all this was not enough, the Company filed notice that some of the data required for the purpose of the financial statements relates to the data for 2000 and 2001, but the Company does not intend to provide this data. The explanation given for this by the Company is that restating the said financial data would involve considerable financial expenses. Thus, according to the Company, even though the change in the financial statements of the Company shows a huge shift to the value of the Company, this difference does not justify, according to the Company's reasoning, the financial expenses (the relative reduction) required for the amended and appropriate reporting to the Nasdaq Exchange for these years.

Concurrently, whilst the Company is publishing these serious faults, the Company’s Controlling Shareholders, as far as is known are, inter alia, taking irreversible and crucial steps to allot securities and/or to sell part of the Company’s capital and/or to transfer their shares in the Company, in order to enable the Company to continue to operate as a "going concern". There is genuine, serious and considerable concern (inter alia in light of the fact that the Company and its

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Controlling Shareholders are like the “prone bull(") that the actions taken by the Controlling Shareholders are being done in order to serve the interests of the Controlling Shareholders instead of the Company and its shareholders. In any event – all the shareholders are entitled to know what these moves are. From a reading of the Company reports, and publications issued by the Company, as are to be found, inter alia, on its internet site, it became known that the Company hired, before the publishing of its reports for 2005 and the report of March 20, 2007, the services of the Blackstone Group as a financial consultant and that the Company intends to take far reaching measures in order to raise capital.

Thus, in the publication of March 20, 2007, a copy of which is attached as Appendix J of the affidavit supporting this action, it was stated that:

"With the assistance of its financial advisor, the Blackstone Group, the Company is in discussions and negotiations with several interested parties regarding a number of strategic alternatives that would provide for Taro to continue as a growing business, all of which contemplate the repayment of all outstanding loans and bonds in full as part of the completion of any transaction. These strategic alternatives include an equity investment, an infusion of working capital, or the purchase of the outstanding shares of the Company. The Company has requested that final proposals be submitted by March 30, 2007, with a definitive agreement expected to be completed during April 2007. However, the Company reserves the right to accelerate this process."

Thus, the Company and its Controlling Shareholders are presently acting to carry out a critical move in the life of the Company and its shareholders. These are significant moves which have real potential to harm the minority shareholders, for example, inter alia, if securities are allocated by the Company to investors under conditions oppressing the minority shareholders and/or by seriously and oppressively diluting them; if loans are taken by the Company from potential investors subject to preferential conditions and in a manner oppressing the minority shareholders; and also if the Controlling Shareholders sell part of their holdings in a manner which does not favor the Company and causes oppression to the minority shareholders, and all in order to save themselves.

The Company also ‘outdid itself’ when it filed notice in that same report that it will update the shareholders from the public regarding the transaction only in retrospect and after its completion. One can only wonder – should information, which is so critical, not be published in real time and not post factum? This is certainly the case.

Moreover: this general and obfuscated notice does not provide the information required to the shareholders,

_________________________

( Translator’s Note: This is a Talmudic reference to a bull which has already gored three times and is therefore considered “prone” to goring again.

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including the Applicants, in order to evaluate the Company's condition, whether the actions taken serve the interests of the Company, including the shareholders, whether all actions have been taken in the interests of the Company and its shareholders. The timing of this foggy and general notice, after the faulty oppressive and continuous conduct of the Company and its directors, shows serious and considerable concern that the Company shall continue to act in a manner oppressing its minority shareholders, including the Applicants. Furthermore, the Company filed notice in its report for 2005 that orderly publication would be made of the proceedings only after completion of the said proceedings. That is to say only after an act which can no longer change anything. Thus, there is genuine concern that decisions will be made which will influence the fate of the Company without taking into consideration the interests and rights of other shareholders or at least to bring about the dilution thereof.

Furthermore and concurrently, genuine and considerable concern exists that offers which would be better for all the shareholders, will not be accepted at all, due to the motives which concern the interests of the Controlling Shareholders, and anyhow, all the shareholders will not know about the existence of the offers and the rejection thereof on improper grounds.

On March 28, 2007 the undersigned turned to Taro’s legal counsel relating to the said serious findings. The Company was also demanded, inter alia, to refrain from taking any measures whatsoever which are not during the normal course of business, including measures which may influence the Company's capital and/or its capital structure and/or ownership of its shares and/or ownership of the shares of the Controlling Shareholders in the Company (including charging these shares) without receiving the consent of the shareholders of the Company before completion thereof. The Company and the Controlling Shareholders in the Company were also asked to make the shareholders part of the important measures being conducted for the ‘reorganization’ of the Company, with a view to the best interests of the Company in its entirety.

A copy of the letter dated March 28, 2007 is attached as Appendix K of the affidavit supporting this action.

In the meantime an article was published in the Yediot Ahronot newspaper on April 5, 2007, according to which Taro is seeking to realize its real estate assets around the world in an amount of approximately 100 million dollars. It was further stated in the article that offers had been received at the Company, at its request, relating to the injection of capital into the Company for shares. While this was published in the press, nothing appeared on the Company's website. In the article, according to the chairman of Taro, Mr. Baruch Levitt, "Taro is prepared" that approximately 200 million dollars be injected into its funds in exchange for joint control.

This is unbelievable – despite all the failures from which the Company suffers, the Controlling Shareholders in the Company are still hanging on to the control of the Company, thereby preventing new investors from investing in the Company, in order to secure other investors with which they will form an alliance which will allow them to maintain their joint control, and all at the expense of the minority shareholders. The significance of the demand for the injection, on condition of joint control, is only this: the utilizing of surplus power of the Controlling Shareholders over the minority shareholders in the creating of an artificial and virtual control premium misusing the power of the Controlling Shareholders in the Company at the expense of the minority shareholders. This cannot be allowed.

A copy of the Article dated April 5, 2007 is attached as Appendix L of this action.

We hereby see that indeed the findings and the irregularities and the Company’s condition are so serious for

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the Controlling Shareholders to act hastily to rehabilitate the holdings and property in the Company – the rehabilitation of their assets – instead of taking steps for the interests of all the shareholders, as a whole. The shareholders from the public will remain without any response, they will read of such in the newspaper, they will gather and garner pieces and tidbits of information and if they wish they can sit on the sidelines and watch the show.

The undersigned’s letter received a laconic response only on April 22, 2007, in which legal counsel for Taro did not refer to the requests and/claims of the Applicants. The refusal of the Company to provide the minority shareholders the required information, was, ironically, based on the claim that providing such information would result in “inequality”. This is argued when the information is already held by the Controlling Shareholders, who hold about half of the voting powers in the Company, when it is clear that all shareholders are entitled to this information (and naturally the Applicants did not seek this information for themselves, but rather the Company is required to provide it to the general public and any attempt to present the matters in another light is cynical and improper). This is a direct continuation of the methodic and tendentious conduct of the Respondents, and no-one can but the Honorable Court provide relief. The Controlling Shareholders treat the Company as if it is their own, whilst refraining from providing true reports to the public so that no one will be able to prevent their oppressive actions.

A copy of the letter dated April 22, 2007 is attached hereto as Appendix M of the affidavit supporting this Motion.

Things have reached a peak. The oppression is in full swing.

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Chapter III – Legal Basis

A. Minority Oppression – Legal Basis

Section 191 (a) of the Companies Law provides as follows:

“Where the company’s business is run in a way that constitutes oppression against all or some of its shareholders, or in a way that gives rise to genuine apprehension that it will be run in such a way, the court may, at the request of a shareholder, issue such instructions at it sees fit to remove or prevent such oppression, including instructions for running the company’s business in the future, or instructions to the shareholders of the company, on the basis of which either they or the company would purchase its shares, subject to the provisions of Section 301”.

The term “oppression” was not defined in the Companies Law, and the court has been granted wide discretion in interpreting and determining the ‘fleshing out’ of the principles. Appropriate in this case are the rulings of the Supreme Court in Civil Appeal 2699/92 Nissim Bachar v. T.M.M. Airline Food Industries (Ben Gurion Airport) Ltd., Israel Law Reports Vol. 50 (1) 238, 244 (1996) (hereinafter: “Bachar Case”) stating, inter alia, as follows:

“The term “oppression” which replaced the expression “minority exploitation” provided a liberal interpretation, making it easier for the oppressed minority to be awarded relief against the oppressing majority. There are several facets to oppression - sometimes sophisticated and at other times borderline and on the threshold of business rationale”.

Also (in Section 11 of the Judgment):

“In case of oppression, wide discretion is granted to the court in determining the norms on this issue and the appropriate relief. The ruling in each case is decided on its own merits, and thus the general framework prescribed by law has been given substance:

'The judge should bear in mind inter-institutional considerations. The judge must take care not to impose fiduciary duties that are too heavy or too light. In his ruling, he must reflect the social consensus in relation to the appropriate conduct of controlling shareholders in the company' (A. Barak, Judicial Discretion (Papyrus, 5747) at 497).

There is an apparent tendency at present, in rulings and amongst scholars, in the wake of developments in company law and the concepts underpinning them, and subsequent to legal developments in other countries, to soften standards, to ease criteria and to establish high levels of integrity for the conduct of majority shareholders in a company vis-à-vis the minority”.

See also statements of the Jerusalem District Court in Miscellaneous Civil Applications 5538/01 Zimroni v. The Economic and Cultural Industries Company (published in Nevo) (2002) (hereinafter: “Zimroni Case”):

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“What characterizes the section is that it is a “framework provision”, the legislator’s intention being to enable flexibility and to adapt the law to the variables and circumstances of the concrete cases due to be heard before the court.”

The term “oppression” is wider than the term “exploitation” used in the past, and the term “oppression” encompasses “exploitation”. Indeed, in Civil Appeal 275/89 Eliezer Davidson v. Orenstein, Israel Law Reports Vol. 46(1) page 125 (1991), the Supreme Court ruled that:

“Oppression will occur whenever the legitimate expectations of the parties are compromised, even when the conduct serving as a basis for the claim does not constitute a violation of right...”

See also the statements by Zipora Cohen in her book, “Shareholders in a Company – Litigation Rights and Remedies (Israel Bar Association, 1990) page 302.

As oppression is a standard, it has been held that oppression may arise in many varied cases, in accordance with the circumstances. Thus, for example, as stated, oppression will exist when there is harm to the legitimate expectations of a shareholder, even if the behaviour is not in breach of a right, oppression may exist. In this matter see also Civil Appeal 2773/04 Nizba Settlement Company Ltd. v. Meir Atar et al (published in Nevo on 14.12.2006) (hereinafter: “the Nitzba Case”): In our case, the task of the Honorable Court is simple, and it would appear that no one here would argue (at least, not seriously) that the actions of the Company and its Controlling Shareholders described below do not constitute oppression against the shareholders in the Company.

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B.	Oppression In This Case: An Accumulation of Irregularities, Oppressing Events And Lack Of Information

In this case, oppression concerns both failure to provide information (to the extent of actively preventing and concealing such), failings in the Company’s conduct and flaws in its management, coupled with the intention and the expected actions of the Controlling Shareholders (emerging from the latest missing Company reports) to take steps which would oppress the minority shareholders, including the Applicants. Nota Bene: Each one of these grounds – lack of information, the failures and the expected moves of the Controlling Shareholders and the Company – constitute, in themselves, well substantiated cause of action to eliminate the minority oppression. This is certainly the case, when considering the accumulation of the matters here.

As stated in Chapter II (B) above, the Company is withholding vital information from the shareholders concerning the condition of the Company and its conduct.

The rule is that not providing information constitutes, in itself, oppression against the minority shareholders. The statements made by the Honorable Judge Rubinstein in Opening Motion (Tel Aviv-Jaffa) 2113/94 Zena Ltd. et al v. Polan Ltd. et al, District Laws, Vol. 26(4) 347 (1997) (hereinafter: “Polan Case”), are very apposite:

“The obvious conclusion emerging from case law and the professional literature is that, in recent years, the areas concerning the grounds for exercising the court’s authority under Section 235 have widened... Flexibility has developed, recognizing more diverse sets of circumstances which could serve as grounds for exercising Section 235. Not merely simple exploitation, as expressed in fraud or lack of good faith, but unfair oppression against the minority’s rights, whilst depriving them of their legitimate expectations for a fair measure in the partnership, knowing and understanding what is being done with their property.

See also in this case:

•

The finding of the Honorable Judge Gerstel in Opening Motion (Tel Aviv District Court) 746/03 Jonathan Etting v. Avner Spector, Tak – District Court Judgments, 2004(2) 7266, 7270 (2004), who cites the above statements, concurring with such, with respect to Section 191 of the Law which replaced Section 235 of the Ordinance.

•	Yechiel Bahat, Companies – The New Statue and the Law (8th Edition – 2006), 1154c.
•	Dr. Irit Haviv Segal, Company Laws After the New Companies Law (Vol. A, 1999), page 454.

Nota Bene: the statements were made with respect to Section 235 of the Companies Ordinance, and are all the more so true with respect to Section 191 of the Companies Law which, as aforesaid, is broader than the circumstances and cases to which Section 235 of the Ordinance applies.

Dr. Yoram Danziger, in his book, The Right to Information About the Company (Bursy Pub., 2000), also addresses the possibility that depriving shareholders of knowledge will be regarded as oppression against the shareholder. He states, on page 385, “that depriving a Company

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shareholder of information could be construed as oppression”.

Additionally, oppression in this case is reflected in failures and irregularities (or perhaps concealments and placing obstacles), discovered over the course of a long period in the Company’s conduct, with the said tendency gradually accelerating and intensifying. Regarding the Polan case, Judge Rubinstein indicates that:

“To learn how a company runs its business, one single case, of a singularly significant nature, can sometimes serve as evidence justifying the court’s intervention.

...

Naturally, each case should be examined in the light of its circumstances and implications, however, and as stated there are cases, as stated, where a single decision has such widespread consequences that it causes greater oppression for some of the members than a sequence of actions the outcome of which is more modest and limited”.

Oppression of the minority does not only touch on oppression as a result of a financial loss. Oppression means harm to the right of a minority shareholder to fair and equal consideration in the Company.

This has been recently accepted in English law. Thus, for example, it was held in England that when the controlling shareholders act in a company’s affairs in a manner which may provide advantages to the controlling shareholders but not to the minority shareholders, this will cause an oppression of the minority justifying the intervention of the court (See the case of Menier v. Hoopers Telegraph Works Ltd. cited by Robert R. Pennington in his book “Company Law” (8th ed., Oxford Press, 2006) at page 804).

Pennington notes that for the purpose of substantiating a cause of action based on oppression, it is sufficient for the controlling shareholders to act in a manner harming the equality between the groups of shareholders for the oppression to exist, and there is no need to prove an element of fraud. As noted on pages 805—806:

"In another case where the majority shareholders were induced to vote for a resolution that the company should invest its funds in another company by the promise of a director of that company that the majority shareholders might exchange their existing share for shares in the other company on very favourable terms, it was held that a minority shareholder, to whom no such offer had been made, could bring a representative and derivative action to restrain the company and its directors from carrying out the resolution, because the inequality of treatment between the majority and the minority shareholders was a fraud upon the latter. This case is interesting because it shows that it is not necessary that either the company or the minority shareholders should be harmed or suffer loss in consequence of the oppression of which they complain. The minority's shares would be worth as much after as before the completion of the transaction with the other company, but the court interfered because it was grossly unfair and oppressive of the

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minority that a benefit should be denied to the minority which was given to the majority in connection with a transaction affecting the assets of the company."

Indeed, a shareholder is entitled to equal treatment. Naturally, the equality required is material and not merely formalistic (See the statements of the (Retired) Chief Justice Barak in the Nizba case, paragraph 5 of the judgement). “The potential for oppression exists in cases of acquiring companies” (ibid, paragraph 2). This is even truer in the case where a company and its controlling shareholders have an impressive “record” of oppressive and faulty actions, because there is concern that within the framework of the acquisition, conditions shall be set forth which will favor the interests of the controlling shareholders at the expense of the minority shareholders. In such a case, and especially where the controlling shareholders have almost absolute control on the decision making process in the company and its various organs, as in the case before us, there is genuine concern that the minority rights in the company will not be given the appropriate representation by the majority, because the fear is that the controlling shareholders will enter into the transaction even if it oppresses the minority. In such a state of affairs, there is also concern that the offer accepted by the company is not necessarily the best offer. Furthermore, the distribution of the consideration amongst the shareholders may be radically unequal and/or the consideration to the company may be significantly lower than the available consideration under the market conditions.

For situations such as these, Irit Haviv-Segal has already noted, in Company Laws After the New Companies Law (2004):

“The main reason for this lies with the liability of the party selling control, and not only on the party acquiring control (who bears the main liability in such cases), is that the seller of control himself enjoys an unequal share of the company’s assets. This unequal share may be due to the fact that the sale may be a damaging one and it may be due to the fact that the sale brings about an unequal distribution. In any event, the premium paid in these cases to the controlling sharholder indicates that the controlling shareholder does not only enjoy fair consideration of his shares, but also, through the sale of the control the controlling shareholder succeeds in getting a bite at the company’s assets in a share exceeding his part in the company. The liability in these cases is justified because it brings back into place the original rules of distribution and prevents the controlling shareholders from having the capability of gobbling up a larger slice than their share in the company. Thus, when a sale involves the breach of trust, an especially high control premium shall be expressed.”

In this case, each link in the chain, and the chain of events together – indicate that the picture is gloomy and scandalous, indicating minority oppression in the Company. Thus, for example, there are financial irregularities in the Company; misleading reports in respect of which class actions were filed in the U.S.; failure to address inquiries and demands of shareholders and denial of their demands also in

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shareholders’ meetings; as a result of these irregularities and misleading reports the Company was delisted from trade on Nasdaq; fertile ground was sown in the Company for the use of insider information (and indeed senior executives in the Company have used insider information); and above all of this, the inequality between the shareholder groups is particularly striking, with the Controlling Shareholders having information regarding what transpired in the Company and on the other hand it is they who prevent the information from reaching the minority shareholders.

Even if the Respondents were to argue that this concerns past events (which is not the case because it involves oppression that still persists, continues and is getting stronger – in addition to the future expected oppression), then even then they should be told, that according to Judge Rubinstein’s rulings in the above Polan case “the fact that this concerns an event that took place in the past, does not negate its relevancy for the purposes of our case, if it projects on the present, or if it is typical of the manner in which the company is presently managed ”.

The oppression and the concealing of the information are the nature and manner of conduct of the Company headed by the Controlling Shareholders. Of this there can be no doubt.

It is obviously clear that this oppressive state caused and continues to cause serious damage and of large scale to the Applicants. Included in this damage one can list, inter alia, the sharp and steep decline in the Company’s share price, which fell from a price of approximately 15 US dollars at the beginning of March 2006 (when the postponements in the Company’s reporting began) to a price of approximately 6 US dollars at the beginning of May 2007. One can also note, in this matter, the delisting of the Company from trade on Nasdaq and the huge resulting damages. All of this is in addition to the non providing of the reports and the providing of misleading reports, which in themselves constitute damage to the Applicants. As stated, inter alia, in Civil Appeal 741/01 Meir Kot V. The Estate of the Late Yeshayahu Eitan, Tak-El 2003(2) 1612, 1620 (2003)), information is the life and soul of a public company and the shareholder needs in order to know how to act with his property and in the absence of such information the ability of a shareholder to act properly and optimally with his property is harmed.

C.

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Burden Of Proof: Presumption Of Oppression (Merely for the Sake of Caution)

Even though, as stated above, the burden has been lifted by the Applicants requires for proving the existence of the oppression and the concern for its further strengthening and for the existence of future oppression, for the sake of caution the Applicants will add with respect to the shifting of the burden of evidence and the presumption of oppression in claims for minority oppression, as follows.

As a rule, the burden of proving minority oppression rests with the petitioner, and if it proves the prima facie existence of oppression, then the burden is shifted to the shoulders of the oppressing shareholders to prove that their actions do not constitute minority oppression.

In this context, in the Bachar case (page 248) the Supreme Court held :

“The burden resting on the shareholders claiming oppression is to prove that, prima facie, oppression exists. Once such proof is shown, the burden will shift to the shoulders of the majority, to show that they have acted properly and that such action does not constitute minority oppression. The burden of proof may be inferred, by analogy, from the burden resting with the plaintiffs in a derivative claim ....”

In this case, the intensity of the failures and irregularities attests, in itself (and of course prima facie) to minority oppression. Nevertheless, we shall further add that the mere possession of information by a specific group of shareholders (the Controlling Shareholders) creates inequality among shareholders. The refusal of the Company to provide information deprives the minority shareholders of their ability to inquire into the Company’s condition. In such a state of affairs, when there are many question marks and a heavy cloud over the Company’s conduct and its Controlling Shareholders and when the Company refuses to disclose, and only the tip of the iceberg is visible, a “presumption of oppression” is made, where the burden is shifted to the Respondents to show that there is no oppression of the shareholders in the Company and there is no cause for such concern in the future (as well as the fact, as stated above, the existence of oppression has been proven by the Applicants; this is even more so when the concern for such has been proven; and definitely truer when such concern has been proven on a prima facie basis).

In conclusion, in the framework of an action to remove oppression, the nature and content must be examined against the overall events and circumstances, at times some of which and at times the entire picture, indicate that the business of the Company is run in a oppressive manner. In this connection, one can only refer to the statements made in the Bachar Case, in section 11

“In case of oppression, wide discretion is granted to the court in determining the norms on this issue and the appropriate relief. The ruling in each case is decided on its own merits, and thus the general framework prescribed by law has been given substance: 'The judge

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should bear in mind inter-institutional considerations. The judge must take care not to impose fiduciary duties that are too heavy or too light. In his ruling, he must reflect the social consensus in relation to the appropriate conduct of controlling shareholders in the company' (A. Barak, Judicial Discretion (Papyrus, 5747) at 497). There is an apparent tendency at present, in rulings and amongst scholars, in the wake of developments in company law and the concepts underpinning them, and subsequent to legal developments in other countries, to soften standards, to ease criteria and to establish high levels of integrity for the conduct of majority shareholders in a company vis-à-vis the minority”.

If these statements were made in theory, Taro executed them in practice.

D.	The Court’s Jurisdiction to Give the Relief to Remove the Oppression

As is known, the Honourable Court has the jurisdiction and the widest discretion to give all the relief sought for the removal of the oppression. See, in this matter, inter alia, Civil Appeal 275/89 Davidson v. Ornstein, Israel Law Reports Vol. 46 (1) 125 (1991) and Opening Motion (Tel Aviv) 1225/05 Tova Afek v. Ha Sarah Ltd. (2007) (published in Nevo).

In this matter, the following statement of Zipora Cohen is very apt, in her book Shareholders in a Company, the Right of Claim and Relief (1990) at page 332, in referring to Section 235 of the Companies Ordinance which was replaced by Section 191 of the Companies Law, and expanded upon it, as follows:

“The section specifically determines a number of types of relief, and in addition thereto grants freedom to the court to give additional relief, as it deems fit.”

Within this famework, a ruling was also made in Civil Appeal 1596/96 Yesh - Gad Industries for Infrastructures (1993) Ltd. v. Gadish Provident Funds Ltd., Tak-El 98 (3), 1603 (1998) that the court has the jurisdiction, when a claim is being heard before it for the removal of oppression, to appoint an investigator to the Company.

That which has been detailed above in this action paints a problematic and scandalous picture of the actions and conduct of the Company and its Controlling Shareholders, which vests the Court with wide jurisdiction and the discretion to give any relief required for the removal of the oppression and for the preventing of the future oppression, including, inter alia, through the relief specified in Chapter IV below.

Chapter IV – The Relief Sought

In light of all of the foregoing, the Honorable Court is requested to exercise its power, inter alia by virtue of Section 191 of the Companies Law, to instruct, order, and declare as follows:

That the affairs of Taro are being managed in a manner that oppresses the minority shareholders, including the Applicants;

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That the Respondents provide to the shareholders the information, reports, documents and the data which they are entitled to receive and as required by the Company and the other Respondents in accordance with any law and in accordance with the Company’s articles of association, including, without limitation: The Company’s books, the findings of the independent examiner appointed to examine the Company’s affairs, the Company’s agreements and/or the agreements of the other Respondents with the Blackstone Group, the Company’s invitations to make offers for the purchase of the Company and/or its assets as well as offers received by the Company in accordance with these invitations and/or by any other means;

Without derogating from the above said, this Honorable Court is asked to instruct and order that the Company must promptly publish any information in its possession pertaining to the findings of the independent examiner appointed in accordance with the Company’s Audit Committee in light of the demands of the Company’s auditors and that the Company must demand of the independent examiner that the course of his work, conclusions and findings be incorporated immediately (no later than 15 days) in a report to be delivered promptly to the shareholders for their review.

That the minority shareholders in the Company be entitled to appoint a representative on their behalf at the Company’s board of directors;

That for every resolution about to be discussed by the Company’s board of directors, the Company’s board of directors will be required to obtain the consent of the independent directors of the Company, in addition to any majority and/or any other approval required for the purpose of passing resolutions on the Company’s board of directors;

To instruct that a clause be added to the Company’s articles of association according to which before the Company allots securities and/or that, before the Controlling Shareholders of the Company sell their shares in the Company, the approval of the Court will be required;

That if any sale is executed of the Company’s shares and/or the shares of the Controlling Shareholders in the Company to any third party, including the Blackstone Group and/or anyone on its behalf, that entity will be required to offer the minority shareholders, including the Applicants, to sell their shares in the Company under the same conditions and by filing reasonable prior notice (full tag along).

That Advocate Pinhas Rubin (and/or through lawyers from his office) and Dr. Simcha Sadan be appointed as special permanent administrator who shall act to supervise and assist in the removing of the existing oppression and to prevent the oppression of the minority shareholders in the future;

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And also to give any appropriate relief, including the removal of the existing oppression and the prevention of any further anticipated future oppression.

In light of the urgency of the action an the radical circumstances described below, the Honourable Court is asked to set an urgent date to hear this action.

Chapter V - Conclusion

This Opening Motion is supported by the affidavit of Mr. Patrick Ellis on behalf of the Applicants.

This Honourable Court has the material jurisdiction (in light of the nature of the claim) and the local jurisdiction to hear this action.

In light of all the reasons detailed above, the Honourable Court is asked to summons the Respondents to trial and to uphold the petition for the relief sought in Chapter IV above.

Likewise, this Honorable Court will be asked to find against the Respondents for the Applicants' expenses in this action, including attorneys’ fees plus V.A.T. as prescribed in law.

Justice will be served by the upholding of this action.

Kfir Yadgar, Adv. License No. 38146	Dr. Yael Aridor Bar-Ilan, Adv. License No. 25068	Pinhas Rubin, Adv. License No. 7420
Gornitzky & Co. Legal Counsel For the Applicants

Tel Aviv, this 10th day of May 2007.

Attached: The list of appendices to the affidavit supporting this action.

CUSIP No. M8737E108

List of Appendices

Appendix		Description of
Number	Appendix

A1     Report from the Registrar of Companies for the Taro Company

A2     The articles of association of Taro

B	A Copy of parts of the Company’s annual report for 2005

C        Confirmation of the Applicants' holdings in the Taro Company

D1     A copy of the report of the Taro Company dated March 8, 2006

D2     A copy of the report of the Taro Company dated April 20, 2006

D3     A copy of the report of the Taro Company dated June 22, 2006

D4	A copy of the report of the Taro Company dated July 3, 2006

D5     A copy of the report of the Taro Company dated July 18, 2006

D6     A copy of the report of the Taro Company dated July 21, 2006

D7     A copy of the report of the Taro Company dated August 29, 2006

D8     A copy of the report of the Taro Company dated September 13, 2006

D9     A copy of the Maalot notice dated September 20, 2006

D10   A copy of the report of the Taro Company dated October 5, 2006

D11   A copy of the report of the Taro Company dated October 20, 2006

D12   A copy of the report of the Taro Company dated October 30, 2006

D13   A copy of the report of the Taro Company dated November 16, 2006

D14   A copy of the report of the Taro Company dated December 12, 2006

D15   The Nasdaq announcement regarding the delisting dated January 29, 2007

D16   Article published in the Globes newspaper on January 9, 2007

D17   Article published in The Marker newspaper on January 10, 2007

D18   Form F – 20 report of the Company dated March 20, 2007

E        Copy of the class action suit submitted against the Company

F1      A copy of the letter of the Applicants legal counsel dated October 18, 2006

F2      A copy of the invitation to the general meeting of the Taro Company dated October 31, 2006

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F3      A copy of the Applicants’ letter dated November 8, 2006

F4      A copy of the response of the Taro Company dated November 21, 2006

F5      The answer of Franklin Templeton to the Taro Company dated November 27, 2006

F6       A copy of the letter of Taro Company dated November 30, 2006

G1     A copy of the SEC report dated March 23, 2007

G2     A copy of the indictment in the matter of the use of insider information

G3     A copy of the SEC report dated February 13, 2007 in the Rosenthal matter

G4     A copy of the suit against Rosenthal, as attached to the SEC report

H        A copy of the relevant pages from the annual report for 2005 regarding the instituting of the class action suit against the Company

I          The invitation of June 28, 2006 to a special general meeting.

J         A copy of the Company report dated March 20, 2007

K        A copy of the letter of the Applicants' legal counsel dated March 28, 2007

L        The article from the Yediot Ahronot newspaper dated April 5, 2007

M       A copy of the letter of the Respondents’ legal counsel dated April 22, 2007

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EXHIBIT K

In the District Court	Opening Motion 585/07
In Tel Aviv Jaffo	Miscellaneous Civil Applications 10177/07
In the Matter of:	1. Franklin Advisers, Inc.

(SEC # 801-26292)

2. Templeton Asset Management Ltd.

(SEC # 801-46997)

All Represented by Legal Counsel Advocates Pinhas Rubin and/or Dr. Yael Aridor Bar-Ilan and/or Kfir Yadgar et al.

Gornitzky & Co., Law Offices

45 Rothschild Blvd., P.O. Box 29141, Tel Aviv 65784

Telephone: 03-7109191; Fax: 03-5606555

The Applicants;

-VERSUS-

And in the Matter of:	1. Taro Pharmaceutical Industries Ltd.

Co. No. 52-002290-6

2. Dr. Baruch Levitt

3. Dr. Daniel Morros

4. Tal Levitt

5. Aharon Levitt

6. Morley and Company

7. Taro Development Corporation

All Represented by Legal Counsel Advocates Yigal Arnon & Co., Law Offices

1 Azrieli Center, Tel Aviv 67021

Telephone: 03-6087777; Fax: 03-6087724

The Respondents;

Urgent Motion for the Appointing of a Special Temporary Administrator

(To Prevent Further and Future Oppression)

This Honorable Court is asked to exercise its powers, inter alia pursuant to Section 191 of the Companies Law, 5759 -1999 (hereinafter: “the Companies Law”) and pursuant to the Rules of Civil Procedure 5744 – 1984 (hereinafter: “the Rules of Civil Procedure”) and to instruct and order on:

f.

The appointment of Advocate Pinhas Rubin (by himself and/or through other lawyers from his office) and Dr. Simcha Sadan, as Special Temporary Administrators (hereinafter jointly referred to as: “the Special Administrator”), who shall be authorized, inter alia, to demand data from Respondent No. 1 and in its name, and to receive any information relating to the affairs of the Company held by the Company and/or anyone on its behalf and/or information which it is entitled to receive, and also to view all documents relating to the ongoing management of the Company and to the bookkeeping of the Company and to duplicate such and also to be authorized to receive information regarding engagements the Company is about to carry out with third parties and to report to this Honorable Court on such information as required for the purpose of preventing the further intensification of the oppression of the minority shareholders and to prevent such in the future;

g.

To give instructions to the Company to order the independent examiner, the law offices of Jenner & Block LLP, appointed pursuant to the demands of the Company’s auditors, to put its findings and conclusions down in writing as soon as possible, in a report to be immediately forwarded to the Special Administrator;

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h.

To give any other temporary relief required under the circumstances of the matter immediately in order to prevent the further intensification of the existing oppression and to prevent additional and future oppression.

The Honorable Court is also asked to find against the Respondents for the Applicants’ expenses for this Motion, including legal fees and VAT as required by law. All emphases have been added by the undersigned, unless stated otherwise.

Chapter I – Introduction

The Honourable Court is asked to grant the Applicants the relief detailed in this Motion in order to protect the minority shareholders of Taro Pharmaceutical Industries Company Ltd., a public registered company No. 52-002290-6 (above and below: “the Company” or “Taro”) against the further strengthening of the existing oppression as well as against future oppression of the shareholders.

The Company and the Controlling Shareholders in the Company have been oppressing the minority shareholders over a lengthy period. The starting point for the discovery of the scandal was on the 22nd of June 2006, when Taro (an Israeli company traded on the Nasdaq Exchange) surprisingly filed notice that “errors” had occurred in the Company’s financial statements for 2003 and 2004 and that, consequentially, it must restate its financial data for these years. It also became public that the Company could not comply with the trading requirements applicable to it for the filing of the 2005 reports on time. From that time onwards and up until March 20, 2007, when the restated data and reports of the Company for 2005 were published (almost about one year late), it slowly transpired to the shareholding public that the Company which had presented record profits over a lengthy period of time, had in fact been conducted whilst misleading the shareholding public, whilst concealing information from the public and by mismanagement, failure and oppression – and all led, first and foremost, by the Controlling Shareholders of the Company.

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It will be clarified that the Controlling Shareholders are two families (the two families are also related between themselves) – Levitt and Morros – who jointly hold more than 45% of the voting rights in the Company. These families effectually control the Company’s organs and manage its affairs as they deem fit (hereinafter: the “Controlling Shareholders"). As if it were not enough that the Controlling Shareholders have an almost absolute ability to direct the decision making process at general meetings, but also, in accordance with the provisions of the Company’s Articles of Association, Mr. Baruch Levitt holds, through Respondent No. 6, one third of the voting rights, in any resolution passed at general meetings regardless of the number of “ordinary” shares held by the public (this is in addition to the Controlling Shareholders rights by virtue of their holdings in the ordinary shares of the Company). Under these powerful (but not performing) Controlling Shareholders, the Company is being managed in a flawed and scandalous manner which may bring it, inter alia, to a state of insolvency, whilst oppressing the shareholders of the Company. They are doing this whilst impudently concealing the Company’s secrets for more than a year, and they are still willing and capable to conceal and deny.

Below we shall very briefly detail the irregularities, failures and omissions exposed (and which have been described in the Introduction Chapter of the opening motion):

•

Financial Irregularities: The Company conducted its financial affairs in a misleading and fallacious manner; the Company’s CFO (who also served as the Company’s vice president) and another person from his staff were forced to resign as a result of this conduct. So far it has not become clear (and the Company refuses to disclose) what the failures involved were, who the other “staff member” was, who was forced to resign as a result of these failures, how were the failures discovered and what was done in order to correct the discovered failures. In this regard also the Company prefers to conceal its affairs from its shareholders, in its unprecedented behavior, which is directly causing the oppression of the minority shareholders in the Company. Similarly, a striking inequality has been created between the shareholder groups: Whilst the Controlling Shareholders, by virtue of their control and being members of the board of directors of the Company are familiar with the “ins and outs” of its failures and the mazes of its statements, the remaining shareholders are left shrouded in fog;

•

Misleading reports, of the Company its directors and Controlling Shareholders: The Company, its directors and Controlling Shareholders made misleading reports to the share holding public and the investing public. Thus, for example, the Company and its directors created misrepresentations to the Nasdaq Exchange and falsely reported data in talks with analysts who recommended the purchase of the Company’s shares; The Company and its shareholders made misleading representations to the Company’s auditors; The Company made representations as if its financial statements were consistent with general accounting

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principles, whilst, in effect the financial reports of the Company for 2003 – 2004 were materially erroneous and were in breach of many principles including Generally Accepted Accounting Principles; Thus, for example, a net profit of over 11 million dollars in 2005 has become a net loss of approximately 31.5 million dollars; As a result of these misleading reports, the share price was inflated in a misleading to the share holding public and money was also raised from the investing public; And it will be emphasized: We are talking here about a long list of reports intended to mislead the shareholders from the public to invest in the Company, whilst in effect the state of affairs in the Company, was materially different from that which had been presented to the public;

•

Misleading reports which have led to the instituting of class action lawsuits in the United States: Due to the misleading reports during the course of 2003 -2006 nine (!) class action suits were instituted against the Company already in August 2004. Following the filing of Form 20-F by the Company, for 2005 (dated March 20, 2007) the class action plaintiffs filed notice of their intention to renew the proceedings in the said cases and indeed on the 4th of April, 2007 an amended class action lawsuit was filed.

•

Cover up of the failures and irregularities: In August 2006 the Company announced that upon demand of the Company’s auditors, an independent examiner had been appointed to examine the failures and irregularities. In this context also only the tip of the iceberg has been revealed. The Company did not agree to disclose at that time who the independent examiner was and later on it transpired that this was a law firm. According to the legal adviser who served as the Company representative at the shareholder meeting of 6th of December 2006, the examiner did not forward any written findings to the Company. This, in itself, raises more than an eyebrow. Nevertheless, it did transpire in Form 20-F that the findings of the independent examiner led to the resignation of the Company’s CFO and of the resignation of a mysterious “staff member” who, at the time of their resignation, denied the findings of the independent examiner (which, purportedly, were not put down in writing). This strange and irregular behavior is also indicative of the conduct of the Company and the Controlling Shareholders in the Company who take steps to cover up the failures, whilst oppressing the minority.

•

Failure to provide proper responses to requests: Even though the Company's shareholders, including the Applicants, approached the Company many times requesting that it provide them with further details, that it convene a general meeting and that it provide answers to the shareholders regarding its conduct, the Company and its legal counsel refused to provide a genuine answer, sufficing to provide irrelevant answers and referring to other laconic notices and relying on procedural crutches. Thus, for example, no relevant answer was received to

CUSIP No. M8737E108

the requests and demands for the convening of a shareholder meeting; there was no response to the requests to raise important issues on the agenda of the shareholders meeting which was called; Within the framework of the shareholder meeting which was convened, the answers given were extremely dearth and lacked content; Moreover, the conducting of the meeting was scandalous and arbitrary, whilst rejecting the shareholders’ demands, and when issues were raised which were ‘inconvenient’ for the Company silence fell on the room; Thus, for example, when the question was raised regarding the reason for the results of the independent director not being provided to the shareholders, legal counsel for the Company answered that the Company had no intention of putting this down in writing and even if there were such written findings the Company would not provide them to the shareholders; so far (despite repeated requests) no minutes have been received of the general meeting which was held at the end of 2006; moreover, the Company is using delaying tactics aimed at preventing the delivery to the shareholders of the information and documents to which they are entitled.

•

The Non Providing of Reports on Time Leading to the Delisting from the Nasdaq: For a long period the Company did not publish the restated annual reports for 2003 to 2004 nor the annual reports for 2005. As a result of this omission, on the 13th of December 2006 the Company was delisted from the Nasdaq Exchange and transferred to trading on the ‘Pink Sheets’ with all that such implies. As a direct consequence of this conduct, the transferability and tradability of the Company’s shares was harmed and damage was caused to its shareholders. Only a few weeks ago did the Company finally publish its annual reports for 2005. The financial condition of the Company, according to these reports is critical and a “going concern”[1] warning issued by the auditors hangs over the continued operations of the Company.

•

Use of insider information: In February 2006 the US Securities and Exchange Commission (hereinafter: “The SEC”) instituted a claim against the person who had served as the vice president of Taro from 2001 and up until 2006, for the use of insider information of the Company. According to reports of the SEC, the above said pocketed for himself and for his family a large amount of 4 million dollars (which are clearly at the expense of the other shareholders). Additionally, the vice president and another three parties admitted, as alleged, guilt for conspiracy to commit securities fraud.

The immediate intervention of the Honourable Court is required in light of the Respondents' intention to take in these days critical action which may oppress the minority shareholders.

_________________________

[1]

The “going concern” warning means that the Company’s auditors are of the opinion that substantial doubts exist regarding the Company’s ability to sustain in the foreseeable future (defined as one year from the balance sheet date).

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Thus, a number of days before the recent Passover holiday, the Company announced that it had already taken critical steps to realise the Company’s assets and to inject external capital into the Company, in cooperation with the Blackstone International Group. According to the report, the Company has already invited proposals for investments in the Company and/or for the injecting of capital into the Company and/or for the purchase of shares of the Company by March 31, 2006 (even before the publishing of the restated statements). The Company has further announced that the reporting to the shareholders regarding the dramatic decisions and events will only be done retrospectively, after the act is already a fait accompli.

It is therefore clear that without the appointment of a special temporary administrator there will be no possibility of receiving information and it will not be possible to review the actions of the Respondents and to ensure that they are not oppressive. Without the review, the way will be open for continued and greater oppression.

Moreover: As if this were not enough, in an article published in the Yediot Ahranot newspaper, at the beginning of April 2007, it was noted that the chairman of the Company, Mr. Baruch Levitt had demanded an injection of 200 million dollars into the Company’s cash fund in consideration for joint control. It should be known that there is genuine and real concern that the Company management will act in order to receive offers favoring the Controlling Shareholders at the expense of the minority shareholders! Thus, for example, from the misleading and incomplete reports by the Company, the conclusion can be drawn that the minority shareholders will be oppressed if, for example, the Company allots securities to investors subject to conditions oppressing the minority shareholders and/or by seriously and oppressively diluting them; or if the Company takes loans from potential investors under preferential conditions oppressing the minority shareholders; and also if the Controlling Shareholders will sell part of their holdings in a manner which does not benefit the Company and which causes the oppression of the minority shareholders, and all in order to save themselves; thus we can see that the Company's management is prepared to accept offers for the injection of funds into the Company, provided that the (joint) control is kept by the Levitt and Morros families.

Even thought the Company can be saved from drowning, because of the desire of the Controlling Shareholders to hang onto the sinking ship, they prefer to maintain their control of the Company over accepting deals which benefit the Company and its shareholders in general. Nota Bene: As a rule, the lack of information and the providing of misleading information is characteristic of the controlling shareholders’ conduct who are trying to avoid the minority shareholders from objecting to oppression of this sort. See in this matter: O’Neal & Thompson, Oppression of Minority Shareholders and LLC Members (Revised 2nd Ed.). (hereinafter: (“Oppression of Minority Shareholders”) in Chapter 3 at page 103, in explaining the tactics which lie behind the acts of oppressive factors in a company:

CUSIP No. M8737E108

"Frequently they force the shareholder to resort to a court proceeding to gain access to desired information, with the hope that the prospect of costly and protracted litigation will persuade the shareholder to abandon the attempt to gain information."

The amassing of this data unequivocally shows that there is genuine concern that the oppression of the minority shareholders will also increase by these moves of the Respondents. Furthermore, there is real concern that a transaction which may benefit the Company and all its shareholders will be rejected due to ulterior considerations of the Company and its Controlling Shareholders. All of this will be done, or avoided, irrevocably. The efforts of the Company's management led by the Controlling Shareholders "to rescue" the Company from sinking, which they themselves are causing to sink, for all practical intents and purposes, efforts of the Controlling Shareholders to "rescue" their capital at the expense of the property of the minority shareholders, including the Applicants.

The requests of the undersigned, on behalf of the Applicants, following recent developments, have also met with laconic and cynical responses. The Company has not provided material information and the answers it has provided only further strengthen the genuine concern that anyhow exists that its affairs are being managed and will be conducted in a manner oppressing the minority. Thus, in the letter dated April 22, 2007, it was said that the providing of the information would prejudice the principle of equality amongst the shareholders. This is the embodiment of oppression: As if it were not enough that the Controlling Shareholders were receiving this important and extra information by virtue of their holdings and positions in the Company, and as if it were not enough that the Controlling Shareholders are treating the Company as if it were their own at the expense of the minority shareholders, but they are also holding onto procedural, formalistic, cynical and pseudo-arguments as cover to prevent the supervision of their actions and to prevent the discovery of the Company ‘labyrinths’ and its wrongful acts

Moreover: We are talking here about a Company and Controlling Shareholders who may be termed as a “prone bull” – they have already proven that serious faults have occurred in their conduct, they have already proved that they do not provide information, they have already proved that they are not in compliance with the reporting requirements applicable to them under any law and they have already proved that they have been behaving and managing the Company for a long time in an oppressive and unequal manner. At present such “prone” entities, invite offers to change the capital structure of the Company without involving the Company's shareholders, and there is concern that their actions will cause an oppression of the shareholders, contrary to the Company’s interests. Moreover, the Company declared

_________________________

 ranslator’s Note: This is a phrase based on the Talmudic “prone bull”, which has already gored three times and is therefore considered ‘prone” to gore again.

CUSIP No. M8737E108

that they intend to announce their decision retrospectively only, and only if and after the completion of the move, when the shareholding public can no longer do anything in the matter.

With there being no-one to protect and warn against the oppression, the Applicants turn to the Honorable Court asking that it save and assist them in preventing the irrevocable strengthening of the oppression. They are seeking this, inter alia¸ through the appointment of a special temporary administrator for Taro who shall receive the required information as well as ensuring that the Company’s conduct does not oppress the Company's shareholders and prevent future, additional and dramatic oppression. Without the appointment of the special temporary administrator, who can serve as a ‘guard at the gate’, the Respondents shall continue to act as they have done so far, and will manage the affairs of the Company as if it was a private business, whilst oppressing the minority. Nota Bene: The providing of the information and the proper conduct will prevent the oppression and will stop the further strengthening of the oppression. Therefore, the appointment of the special temporary administrator is required to prevent the strengthening of the oppression at a stage where things have reached a peak. Without the appointment of the special temporary administrator there is no-one to protect and no-one to prevent. There is no deterrence and no change of behavior. Without the appointment of the special temporary administrator and the intervention of the Honourable Court the way is open for the continued oppression and for it to further strengthen.

As shall be clarified below, the court is competent to order the requested relief. Thus, in addition to its inherent jurisdiction, the Honourable Court has jurisdiction pursuant to the provisions of Section 191 of the Companies Law, Rule 123 of the Rules of Civil Procedure and in accordance with the positions of scholars and court precedents in these contexts (See Civil Appeal 1596/96 Yesh - Gad Industries for Infrastructure (1993) Ltd. v. Gadish Provident Funds Ltd., Tak-El 98 (3), 1603 (1998)) . Similarly, and as detailed below, in this case conditions exist for the exercising of the jurisdiction and this is also worthy and just. Furthermore, and above and beyond any need, we will also show below the existence of the conditions required for the providing of temporary relief in accordance with Chapter XXVIII of the Rules of Civil Procedure.

This is a brief summary of the matters; from the summary we will refer to the merits of the case, we will flesh this out, we will back it up with references and appendices, where required, to shed light before this Honorable Court for the need to grant the relief sought in order to prevent the strengthening of the oppression of the minority shareholders in an irrevocable manner.

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Chapter II – The Facts

A.	The Parties

Respondent No. 1, the Taro Pharmaceutical Industries Company Ltd. was founded and registered in Israel in 1950. In 1961 its shares were first offered to the public in the U.S.A. and from 1982 and up until its delisting in December 2006, it was traded on the Nasdaq Exchange (above and below also referred to as: “Nasdaq”). In accordance with Taro’s reporting, the Company is a multi-national pharmaceutical company, the aims of which are research, discovery, development and marketing of health care products at the highest levels of quality possible.

A copy of the report from the Registrar of Companies for the Company is attached hereto as Appendix A1 of the affidavit supporting this Motion. A copy of the Company’s articles of association is attached to the affidavit supporting this Motion as Appendix A2.

Even though Taro is a public company it is, for all intents and purposes, controlled by two families, Levitt and Morros (who are relatives), who jointly hold approximately 45.4% of the voting rights in the Company, as detailed below:

Respondents 2 to 5, Dr. Baruch Levitt, Dr. Daniel Morros and Aharon and Tal Levitt hold both ordinary and founders shares in the Company. Under the Company’s articles of association these founders shares confer one third of the voting rights in the Company (in addition and regardless of the amount of the ordinary shares held in the Company).

Respondent 6, Morley and Company, is a company controlled by Dr. Baruch Levitt, holding founders shares in the Company for him.

Respondent 7, the Taro Development Corporation, is a company under the control of Dr. Baruch Levitt, Dr. Daniel Morros. Tal Levitt and their family members who hold ordinary shares of the Company.

A copy of the relevant parts of the recent annual report of the Company (referring to 2005) detailing the calculation of the aggregate voting power of the controlling shareholders, is attached as Appendix B of the affidavit supporting this Motion.

It will be noted that Daniel Morros is a cousin of Dr. Baruch Levitt.

The Controlling Shareholders, according to their title, actually and effectively control the Company’s affairs, and appoint their representatives and themselves to the Company’s board of directors: Thus, Dr. Baruch Levitt is the chairman of the Company’s board of directors; Tal Levitt is a director of the Company; Dr. Daniel Morros is a director of the Company and also serves as the deputy chairman of the Company's board of directors. Furthermore, since 1982 and up until his retirement in October 2004. Aharon Levitt, Respondent No. 5, served as president of Taro. The Controlling Shareholders effectively and actually control the Company’s affairs, whether through the appointment of directors, the appointment of senior executives or by exercising their decisive powers in the general meetings.

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The Applicants are investment funds from the international investment house known as Franklin Templeton Investments (hereinafter, jointly: "the Applicants" and/or "Franklin Templeton"). As of April 30, 2007, the Applicants jointly hold 2,818,821 shares in the Company, constituting 9.5% of the Company’s ordinary shares.

Confirmation of the Applicants holdings of the Company shares is attached hereto as Appendix C of the affidavit supporting this Motion.

B.	Effective Oppression of the Minority
B.1.	General

The matter before us is scandalous, and as stated it is distinctly simple. Taro, a public company, controlled by Controlling Shareholders, who are dealing with the Company’s assets as if such were their own. As shall be detailed in this chapter below, this concerns irregularities, actions and omissions which are causing the oppression of shareholders, including amongst them the Applicants. A permanent and tendentious pattern is involved in our case. Each of the elements of this pattern adds up to further oppression and is, in itself, oppression. The full picture is greater than the sum of its parts and shows that there is severe oppression of the shareholders as well as genuine concern for continuation and increase of this oppression in the future.

Let us now turn to the merits of the case.

B.2.	Withholding Full and Credible Information From the Minority Shareholders and the Providing of Misleading Reports

The Company, as a public company listed for trade on the Nasdaq Exchange, is required to provide regular and periodical reports to its shareholders, in accordance with the Nasdaq rules, and in accordance with the rules of the Securities & Exchange Commission (SEC), and in accordance with the provisions of the Israeli Companies Law as well as the Company's Articles of Association. The information on the Company's affairs is needed by the shareholders in order for them to know how to act with their property and in order to allow them to review the Company and its directors. Information, as is known, is the means to protect the investing public (See Civil Appeal 741/01 Meir Kot V. The Estate of the Late Yeshayahu Eitan, Tak-El 2003(2) 1612, 1620 (2003)).

The Company is not complying with reporting requirements. Over a long period the Company has made erroneous and misleading reports. Thus, inter alia, the Company has not complied with the reporting requirements vis-à-vis the financial results for 2005; the Company reported considerably late (about a year late) regarding its financial results for 2005; furthermore, the Company filed notice that it will be required to file restatements of its financial results for 2003 and 2004; these reports were late and tardy, even after the Company had promised, again and again, that they would be published shortly; as a result of this conduct, the trade in the shares on the Nasdaq Exchange was stopped and at present it is only traded on the 'Pink Sheet'.

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We will now detail these matters as they unfolded.

B.2.a	Non Reporting

March 2006

On March 8, 2006, the Company filed a notice according to which the financial statements for the fourth quarter of 2005 and the annual financial statements for that same year (Form 20-F), would be published by the end of March and by no later than April 2006.

A copy of the announcement dated March 8, 2006 is attached as Appendix D1 of the affidavit supporting this Motion.

Of course the reports were not published at the aforesaid dates.

April 2006

On April 20, 2006 the Company filed notice that further work of the Company's auditors is required for the publication of the reports, including a renewed accounting assessment of the Accounts Receivable Reserves item in the balance sheet. The Company did not publish any estimation regarding the date for the completion of this work and the publication of the statements.

A copy of the reporting dated April 20, 2006 is attached hereto as Appendix D2 of the affidavit supporting this Motion.

Two additional months have passed without the publication of the long awaited statements. The Company also did not publish any notice regarding the progress of the process for the completing of the work on the said statements.

June 2006

On June 22, 2006, eight days before the deadline for filing the statements in accordance with the SEC regulations, the Company filed notice that it is unable to publish the statements on time. According to the notice, "information" was received by the auditors which "was not previously available" (the nature of which the Company has strictly concealed), influencing the Company's balance sheets for the previous years and which requires correcting and restating the annual reports for 2003 and 2004. It was made clear that the net profit in each one of these years is likely to fall by approximately 28 – 30 million dollars and would mean that the Company is shifted from a profit to real loss. In retrospect it transpired that the reduction required was much higher.

As if this was not enough, notice was made that the absence of the reports places the Company in a breach of its obligations towards its creditors.

A copy of the Company's report dated June 22, 2006 is attached as Appendix D3 of this Motion.

The shareholders are once again left in the fog. The information which was provided in the past is incorrect, whilst no amended or updated information exists. That which was supposed to be published (the 2005 reports) was not published by the due date; and what was published (the 2003 and 2004 annual reports) is incorrect (in parentheses we will note that the Company has also recently filed notice that also the financial data of 2001 and 2002 require restatement, but the Company will not do so, due to the immense expenses involved). Neither is there any explanation for these dramatic notices.

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At this stage the Company and its officers could be expected to act with added caution and full transparency in order to enable the shareholders to receive updated and genuine information relating to the Company's affairs. In effect, the Company and its Controlling Shareholders have acted quite the opposite, and shall continue with the concealment of the information, with increasing obfuscation and "muddying" of the data.

July 2006

On July 3, 2006, the Company reported that it expects to file its financial statements by July 17, 2006 – the date of the end of the automatic extension allowed to the Company for the submitting of the statements.

The Company's report dated July 3, 2006 is attached as Appendix D4 of the affidavit supporting this Motion.

Two weeks passed and the final date of the automatic extension for the submitting of the statements on July 17, 2006 also elapsed without any statements.

Instead of this, on July 18, 2006 the Company published another report according to which the Company is in "the final stages" of completing the audit for the financial statements for 2005 and that it expects (once again expects) that these will be published during the course of August. In retrospect it transpired that there was nothing supporting these statements (excepting for the attempt to earn some more time), because the statements were eventually published only during the second half of March 2007.

A copy of the Company's report dated July 18, 2006 is attached as Appendix D5 to the affidavit supporting this Motion.

On July 21, 2006 it was reported that the Company had received notice from the Nasdaq Exchange that it intends to delist the Company, subject to a hearing.

A copy of the Company's report dated July 21, 2006 is attached hereto as Appendix D6 of the affidavit supporting this Motion.

August 2006

August came (and also went by) and the statements were not to be seen. On August 29, 2006, the Company published a report according to which, in accordance with the demands of the Company's accountants, the audit committee appointed an independent examiner to examine the circumstances which led to a situation requiring the restatement of the financial statements for 2003 and 2004. The work of this examiner was supposed to end September 2006 then the Company will be in a position where it cannot complete the work for the filing of its financial statements for 2005. Here also, it is not clear and transparent why no special examiner was appointed previously, because the need for the restatement of the financial statements had already been known for a long while. (See the Company’s report of June 22, 2006 – Appendix D3). Later on it transpired, as stated, that the examination was undertaken by the law offices of Jenner & Block LLP.

A copy of the Company's report dated August 29, 2006 is attached as Appendix D7 of the affidavit supporting this Motion.

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September 2006

Also during the course of September 2006 no statements were published. Neither was the report of the independent examiner (which was supposed to be published by September), published.

On September 13, 2006, the Company filed notice that it had sought and received an extension from the Nasdaq Exchange to report on the findings of the independent examiner by October 5, 2006, after which it will be determined whether the Company would be given an extra extension for the filing of the financial statements for 2005 by November 17, 2006.

A copy of the Company's report dated September 13, 2006 is attached as Appendix D8 of the affidavit supporting this Application.

As a result of these postponements and delays in the publishing of the statements, on September 20, 2006 the Maalot Israeli Securities Rating Company Ltd. (hereinafter: "Maalot") filed notice that it will no longer rate the bonds issued by the Company.

A copy of the Maalot's notice dated September 20, 2006 is attached as Appendix D9 of the affidavit supporting this Motion.

October 2006

On October 5, 2006 another disappointing notice arrived according to which the Company could not comply with the timetable which it undertook and the report of the independent examiner would only be submitted about two weeks later (that is to say on October 20, 2006).

A copy of the Company's report dated October 5, 2006 is attached hereto as Appendix D10 of the affidavit supporting this Motion.

And if the investing public thought that this time the Company would comply with the timetable which it had set out and that it would publish, at least, the results of the investigation of the independent examiner by the due date, it was to be met with another disappointment. On October 20, 2006 the Company published that it, once again, required another postponement, and this time for only one week.

A copy of the report of the Company dated October 20, 2006 is attached as Appendix D11 of the affidavit supporting this Motion.

Only on October 30, 2006 (after the postponed date) did the Company publish a notice regarding the completion of the investigation of the independent examiner. However, in this context also it transpired that this was only the tip of the iceberg. However, the Company did not publish what the examination had discovered, or its precise and full findings (as of the date of filing of this Motion, these findings have not yet been published). However, it is clear to all that the findings are extremely serious. What then was published? The following:

A senior member of financial management in the Company, as well as another employee in the financial staff, caused the Company to make misleading reports to the SEC and to the Company's auditors. Consequently, the CFO, who is also the senior vice president of the Company, Mr. Kevin Connelly as well as another senior employee (whose name the Company has not yet revealed) were forced to immediately leave the Company. It has

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further been stated in the report that the causing of the failure was apparently unintentional.

The Company filed notice in that same report that there is no certainty that it can comply with the deferred dates at which it promised to publish the financial statements (November 17, 2006) and thus to ensure the continued listing of the Company on Nasdaq.

A copy of the Company's notice dated October 30, 2006 is attached as Appendix D12 of the affidavit supporting this Motion.

Indeed, only the tip of the iceberg has been shown. The Company's notice does not specify the findings of the report and, in fact, there is almost nothing to explain exactly what the misleading reports were, when misleading reports were made, why they were made, how this happened, what the failures were, when was it discovered, what was the cause for the failures, who else was responsible for the failures, who from amongst the officers and members of the board of directors knew about these reports and what was done in order to amend them and to prevent the reoccurrence of such incidents.

November 2006

On November 16, 2006 another notice was published according to which the Company was given another extension, up until December 11, 2006 to submit the financial statements for 2005. At the same time, the Company also indicated in this notice that it was possible that it would not comply with the dates and therefore be delisted from the Nasdaq Exchange.

A copy of the Company's report dated November 16, 2006 is attached as Appendix D13 to the affidavit supporting this Motion.

December 2006

And indeed, our worst fears were realized – when the Company was delisted from Nasdaq.

On December 12, 2006 the Company reported that according to the Nasdaq Notice, starting from the end of the trading day on December 13, 2006 the shares of Taro would be delisted from Nasdaq.

A copy of the Company's notice dated December 12, 2006 is attached as Appendix D14 of the affidavit supporting this Motion.

The suspension of the Company from trade became final at the opening of trade on February 8, 2007, as transpires from the Nasdaq notice dated January 29, 2007, a copy of which is attached as Appendix D15 of the affidavit supporting this Motion. Obviously, the delisting of the Company caused damage to the Applicants, inter alia, because trading on the Pink Sheets is not subject to Nasdaq rules (but rather, only to the SEC rules), it restricts the transferability and tradability of the shares, imposes various restrictions on the Company for the raising of capital and causes a fall to the value of its holdings.

January 2007 - February 2007

From the date on which the shares of Taro were delisted (December 13, 2006) and during the course of the two months following the delisting, the Company reported nothing to the shareholders regarding

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the expected date for the filing of the statements. The shareholders remained cloaked in fog.

From an article published in the Globes newspaper on January 9, 2007, a copy of which is attached as Appendix D16 in the affidavit supporting this Motion, it was learned that the chairman of the Company, Baruch Levitt, allegedly delayed the publication of the reports, with the aim of selling the Company before the publication of the financial statements. Attached, as Appendix D17 of the affidavit supporting this Motion is the Article published in The Marker newspaper on the 10th of January 2007 in these matters.

Thus, the Company refuses to provide its shareholders with the required information. The Controlling Shareholders, due to their control of the Company and their status, know all its ‘ins and outs’, but keep this information to themselves and prevent it from reaching all the shareholders. As a result of this conduct the minority shareholders are being harmed and oppressed – both because of the lack of information and due to the results of the lack of information. The inequality in the information serves as fertile ground for the continued and increasing oppression - the oppression is seen to materialise.

March 2007

About one year following the first time at which the Company had filed notice that the said reports were to be published, and without any prior notice, on March 20, 2007 published the reports for 2005 and the financial statements for 2003 and 2004.

A copy of Form 20-F of the Company for 2005 which was published on March 20, March, 2007 is attached hereto as Appendix D18 of the affidavit supporting this Motion.

The findings arising from the reports and statements are extremely harsh and gloomy. The details which were disclosed show chronic faults and scandalous management and bear ill tidings for the future. Thus, for example, a net profit of over 11 million dollars in 2004 has become a net loss of approximately 31.5 million dollars. Thus, for example, the auditors appended a “going concern warning” to the financial statements for 2005 according to which there is significant concern regarding the continued activities of the Company.

As if this was not enough, and as detailed below, it has now also become known that the Company and its Controlling Shareholders gave misleading reports over a long period.

B.2.b	Interim Summary

The unfolding of events as described above shows a chronic and faulty situation in which the Company, headed by its Controlling Shareholders, actively and tendentiously withholds essential information from the shareholders which would allow them to review the Company's affairs and to make informed decisions regarding their property.

Furthermore, during the course of the period in which crucial and material information was withheld from the shareholder public, the same public was presented with a misleading and distorted partial picture of the Company’s affairs.

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The withholding of the information and the lack of information and the presenting of the information in a misleading and partial manner, in a consistent and tendentious fashion as detailed above, constitutes, in itself, oppression of the minority shareholders in the Company.

Furthermore, such problematic conduct of the Company and those at its head, (preventing the required audit) serves as fertile ground for the development of faults and further scandalous irregularities in the Company which are also oppressive, in themselves, on the minority in the company. We will now address this matter.

B.3.	Failures, Flaws and Irregularities in the Company's Conduct and its Controlling Shareholders

The failures, flaws and irregularities in the Company’s conduct are exceptional in scope, nature and substance. The accumulated failures, flaws and irregularities (jointly) create a very serious and gloomy picture of a Company that systematically oppresses its shareholders and wrongfully converts their property. Over a long period the Applicants, through their counsel, turned to the Company, its accountants and officers asking to correct the flaws and to provide the required information. These many requests (more than ten different requests) were to no avail. So far, the Applicants do not have the required information, the flaws have not been corrected and the failures have not been removed.

In order to complete the picture, we will detail, shortly, below, the salient points of these matters.

B.3.A	Ignoring of the Rights (and Also Requests) of the Shareholders

If the facts so far are amazing, then the circumstances surrounding the convening of the shareholder meeting of Taro in November 2006, are truly ad absurdum. These events gave rise to a chilling feeling that the management of the Company and those controlling it have decided to fail any attempts of the shareholders to keep track of the Company affairs.

For obvious reasons, the Applicants asked to convene a special meeting of shareholders in accordance with the provisions of Section 63(b)(2) of the Companies Law, in which the Company's auditors, legal consultants, members of the audit committee and any other person whose presence is related to this matter will be present, in order to give explanations to the shareholders with respect to the management of the Company.

A copy of the letter of the undersigned dated October 18, 2006, containing the said demand is attached as Appendix F1 to the affidavit supporting this Motion.

Notwithstanding the provisions of the Arbitration Law in the matter, this letter was not met with any response.

Instead, the Company published, on October 31, 2006, a rather peculiar invitation for the convening of an annual general meeting of the Company's shareholders to be held on December 6, 2006. On the

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agenda for the meeting, in accordance with the publication made by the Company, three subjects were expected, as follows:

The re-election of eight directors to the Company's board of directors.

The reappointment of the Company's auditors – Kost, Forer, Gabai & Kasirer.

Discussion on the status of the consolidated financial statements for 2005.

This indeed was a rather peculiar invitation, because it is not clear how an annual meeting of shareholders of the Company can be held, pursuant to the provisions of Section 60(b) of the Companies Law, how its agenda can include deliberations on financial statements of the Company and the report of the board of directors, when the said statements have not yet been published (and the reasons for this are puzzling, as well as being concealed) and with the continued listing of the Company for trade on the Nasdaq Exchange is shrouded in fog (at that time).

A copy of the invitation to the general meeting dated October 31, 2006 is attached as Appendix F2 of the affidavit supporting this Motion.

Following this peculiar invitation, and in order to ascertain that the general meeting have the required information, Franklin Templeton turned, through its legal counsel, to the Company on November 8, 2006 demanding (inter alia, pursuant to the right of Franklin Templeton under Section 66(a) and 66(b) of the Companies Law), that the agenda of the general meeting to be convened on December 6, 2006 include issues relating to the report of the independent examiner, his conclusions, actions to be taken to handle the findings of the independent examiner and the expectations for the publishing of the financial statements for 2005. Similarly, the Company was once again asked that at the general meeting the Company's auditors, legal counsel, members of the audit committee and any other person whose presence is relevant to the affairs on the agenda be present as well as.

It was further clarified that so long as the report of the independent examiner is not put forward for the viewing of the Company's shareholders and so long as the annual statements for 2005 have not been published, the decision for the reappointment of the office holders in the Company and the reappointment of the auditors, cannot be proposed for resolution.

A copy of the letter of Franklin dated November 8, 2006 is attached as Appendix F3 of the affidavit supporting this Application.

However, the Company avoided fulfilling the demands of Franklin Templeton and from the Company’s response, it is clear that its intention was to cause the failure of such demands. In its letter dated November 21, 2006 the Company claimed (the basis of which is not known) that the issues included in the agenda of the general meeting requested by Franklin Templeton, are not suitable for the deliberations at the general meeting and that the matter of Section 66 of the Companies Law deals with a meeting which has not yet been summoned and therefore cannot be applied to a meeting which has already been summoned. Without referring to this interpretation and its plausibility and logic, we will note that it cannot assist the Company, because however you look at it, the Company was supposed to include the demanded topics on the agenda of the meeting. After

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all, if Section 66 deals with a meeting which was not summoned (as the Company claims), then Franklin Templeton asked, as stated, the calling of the meeting in advance; if Section 66 does apply with respect of a meeting which has already been called – items can anyhow be added to the agenda (and also the additional demand was forwarded at an appropriate time which left the Company with sufficient time to have them included on the agenda in accordance with law). And with respect to the nature of the issues – these are subjects which are worthy and essential and the Honorable Court is asked to draw its impressions from the list of subjects detailed in Appendix F3.

The response of the Company dated November 21, 2006; the answer of Franklin Templeton to the Company dated November 27, 2006; and another response on behalf of the Company dated November 30, 2006, are attached, accordingly, as Appendices F4, F5 & F6 of the affidavit supporting this Motion.

On December 6, 2006 a meeting of Taro's shareholders was held at the Company's offices in Haifa. Contrary to that which was required (and which was requested) only one director was present at the meeting (Prof. Gad Keren) and the CEO of Taro (Mr. Shmuel Rubenstein). The Company auditors were not present at the meeting. Members of the audit committee were also not present at the meeting and the directors and officers of the Company, whose presence was requested, were also not present.

During this meeting the shareholders, including the legal counsel and proxies of Franklin Templeton, demanded to first of all discuss the status of the financial statements of the Company for 2005 and the reason for the delay in the filing thereof, before the matter of the reappointment of the directors to the Company and of the Company's auditors is tabled for resolution. The external legal adviser of the Company, who chaired the general meeting, objected to this. Notwithstanding that all the shareholders present at the meeting voted against the two resolutions (and some of them even refused to vote before the status of the said financial statements was discussed), the resolutions were approved by the vote of the CEO of Taro Israel who voted on behalf of the Controlling Shareholders in the Company through proxy votes (proxy statements) (which he held, as he alleged). Thus, the Controlling Shareholders, through its office holders, and in this case through the CEO of the Company, are able to pass almost any resolution in the Company and additionally they control the Company’s information, its actions and institutions.

Regarding the deliberations on the Company's financial statements for 2005, this matter also remains shrouded in fog. In the meeting, the external legal adviser of the Company simply reiterated the previous notices published by the Company. Also with respect of the questions of the shareholders regarding the findings of the independent examiner, the legal adviser used the same tactics and referred to the various reports given by the Company. However, the legal adviser did make it clear that there are no written findings of the independent examiner.

We remained, once again, at square one.

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Furthermore, we are now more than five months after the said meeting, and in complete contradiction to the provisions of Section 90 of the Companies Law and Article 126 of the Company's Articles of Association, the minutes of the meeting have not yet been delivered for the viewing of the shareholders. Needless to say that the undersigned contacted the Company and its legal adviser on this matter a number of times, but to no avail.

The oppression exists. The suspicions and fears for the continued oppression have only become stronger.

B.3.b	The Cover Up of the Failures and the Irregularities – Receiving of the Oral Findings of the Independent examiner – of an Unheard Nature

As has been shown in Chapter B.2.a above, an independent examiner was appointed in accordance with the demands of the Company's auditors, in order to investigate the reasons which brought about the amending and restatement of the reports of the Company, which had already been published.

According to the report of the Company, at the general meeting of December 6, 2006, the independent examiner acted for a lengthy period and was exposed to thousands of documents and even interrogated more than 40 employees, some of them more than once.

However, at the meeting of the shareholders of the Company on December 6, 2006 (according to the legal adviser of the Company, Advocate David Shapiro) an amazing fact was discovered (which is in complete contradiction to the impression the Company created in its written reports) according to which the reporting on the results of the investigation of the independent examiner were given to the members of the audit committee of the Company and the members of the board of directors (some of whom, as will be remembered, are the Controlling Shareholders in the Company) verbally only! Indeed!

According to the Company (through its legal adviser) there is no written documentation relating to the investigation of the independent examiner and its results, and there is no document which was forwarded to the auditors of the Company or to the members of the listing committee of Nasdaq. Furthermore, according to the legal adviser of the Company, neither is there any intention of the Company to see to it that such a document will be produced. Moreover, the Company’s legal adviser also said that were there such a document, the Company would not forward it to the reviewing of the shareholders.

It is important to note in this matter that in its notice of October 30, 2006 (Appendix D12) the Company noted that the reporting on the results of the investigation was forwarded to the Nasdaq staff (the fifth paragraph of the report dated October 30, 2006). The following questions are therefore raised: Why was the Nasdaq staff satisfied with verbal reporting? (It is difficult to believe that it did); Maybe what happened was that the Nasdaq staff was not satisfied with a verbal report whilst the Company refused to put down the findings in writing (for reasons which are not in the Company's interests) and this matter contributed to the decision of Nasdaq to delist the Company shares?

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Maybe the Company did forward the written report to the Nasdaq staff, but claimed at the shareholders meeting of December 6, 2006 that there is no such document inscribing the findings of the independent examiner (and maybe because of this reason the Company is not forwarding the minutes of the meeting dated December 6, 2006)?

The bottom line is that there is no existing written report (according to the Company) and it would appear that the reason for not producing a written report was intended only to assist the officers and the Controlling Shareholders in thickening the fog and preventing the delivery of information which might indicate that the defects and faults are aimed in their direction. As stated in the opening of this Motion, within the framework of this petition here, the Honourable Court is asked to order the Company to instruct the independent examiner to put his findings immediately down in writing in a report which will be forwarded without delay to the special administrator.

B.3.c Use of Insider Information by Senior Executives in the Company

Thus, no one should be surprised that despite the severity of the matter, in a company of this sort, potential fertile ground is sown for the use of insider information. As alleged, over a course of five years Mr. Rosenthal (who served from 2001 – 2006 as the vice president of Taro) provided material and inside information about Taro to his family members and friends so that they could trade with the Company’s shares based on this information.

Due to such acts, on February 8, 2007 the SEC instituted criminal proceedings against Zvi Rosenthal, his son Amir and another person, for conspiring to commit securities fraud. According to the SEC website, on the same day the accused admitted committing the offence.

A copy of the SEC's report of March 23, 2007 and a copy of the indictment are attached as Appendices G1 - G2 of the affidavit supporting this Motion.

Furthermore, on February 13, 2007 the SEC announced that it had instituted civil proceedings against Zvi Rosenthal et al in the US Federal Court for the use of insider information and for the breaching of US securities laws. Within this framework, the SEC is seeking, inter alia, relief to prevent Mr. Zvi Rosenthal from serving as a director or manager in a public company.

The SEC report of February 13, 2007 on the filing of the action against Rosenthal and a copy of the claim, as attached to the above report, are attached respectively, as Appendices G3 & G4 are attached to the affidavit supporting this Motion.

It is clear to all, that this faulty conduct of the Company (which withholds information and prevents a review of its affairs) is what allowed the existence of a scandal of this sort, which gives rise to oppression of the minority.

B.3.d	Misleading Reports Which Led to the Instituting of Class action Suits

As was stated in the annual report for 2005, nine (!) class action suits were instituted against the Company already in August of 2004, due to the misleading reports of the Company during the course of 2003 and 2004. As alleged in the aforementioned class action suits, the share price of the Company was inflated in a misleading and artificial manner, and also many misleading reports were provided to

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the public during the course of 2003-2006.

With the filing of Form 20-F for 2005, the class action plaintiffs filed notice of their intention to renew the proceedings on the said cases and on April 4, 2007 an amended class action was instituted detailing the alleged serious omissions and actions covering more than 100 pages.

A copy of the relevant pages of the annual report for 2005 regarding the instituting of the class action suits against the Company is attached hereto as Appendix H of the affidavit supporting this Motion. A copy of the amended statement of claim of the class action suit is attached hereto, as stated, as Appendix E of the affidavit supporting this Motion.

Therefore, there is no dispute, that there is missing information in the Company, that the information which was given is not full, accurate and reliable and that the conduct and the omissions have become chronic and serial. As detailed above, not only do the shareholders not receiving full and credible information, but also the officers in the Company are making use of insider information at the expense of the shareholders.

B.3.e	The Delisting of the Company's Shares from the Nasdaq Exchange

As has been explained in Chapter B.2.a above, due to the failed and faulty conduct of the Company, its directors and Controlling Shareholders, on December 13, 2006 the Company's shares were delisted from Nasdaq and trade in the shares was transferred to the 'Pink Sheets' which creates many restrictions on the tradability and transferability of the shares.

Moreover: trade on the 'Pink Sheets' and the companies traded on this list, are not subject to Nasdaq rules (but rather only to the SEC rules) and consequentially this harms the quality of controls and the applicable reporting for the Company and its shares as well as the consequent value of the shares.

It is difficult to exaggerate the significance of the delisting of the shares of a public company on the holdings and the value of the holdings held by the public. The tradability and transferability are the main basis for holding shares in a public company and without them, in effect, the Company is no longer a public company. The delisting of the shares is enough in itself to indicate the extent of the rift and the intensity of the shortcomings. The delisting in itself is enough to constitute an oppressive event which grants the Applicants the right to receive the appropriate measures from the Honorable Court.

D.3.f	Approval of Director's Benefits in a Problematic and Inappropriate Manner and Timing

The said irregularities occurred throughout the period. Here is a brief example.

Whilst in the full throes of the work process on the financial statements for 2005 (when it was already clarified that the Company would be late in filing of the statements and the restatement of the 2003 – 2004 statements), the Company saw fit, on June 28, 2006, to summon a special general meeting of the shareholders for July 27, 2006 (the invitation dated June 28, 2006 is attached hereto as Appendix I of the affidavit supporting this Motion) and on its agenda – a resolution for the

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reappointment of two independent directors of the Company and the approval of an option plan for granting of 22,500 options to each one of the aforesaid independent directors (the same directors who are especially expected to oversee, for the public, the activities of the Controlling Shareholders).

Thus, the meeting was asked to give benefits to the external directors of the Company, whilst the affairs of the Company were being conducted in a failed and faulty manner. The said decision was approved in the meeting which was held in the north of the country on July 27, 2006 whilst the Second Lebanon War was raging.

In response to the question of the shareholders, as to why the meeting was not postponed until after the war (or the location of the meeting changed to the center of the country) it was answered that this concerned a "personal example". Indeed this is exemplary behaviour – the granting of share options in a Company being conducted in a scandalous manner in the middle of a war!

B.3.g	Additional Examples of the Oppressive, Faulty and Misleading Behaviour of the Respondents

Form 20-F for 2005, which was published in March 2007, together with the publications and other information reveals that, in effect, over a long period, the Company, its directors and Controlling Shareholders made misleading reports to the investing public and others.

This involves misleading conduct, a full description of which can cover many pages. In order to illustrate the gloomy picture and in order not to wear out the reader, we will provide below, extremely briefly, a few examples:

Misleading Reports to Maalot, the Israel Securities Rating Company Ltd.: In December 2003, the Maalot Company rated Taro AA. This rating was based, inter alia, on information regarding the Company’s cash flow as forwarded, by the Company, to Maalot in November 2003, according to which, the cash flow of the Company during the nine months preceding the rating, stood at 34 Million dollars. This was not the case.

Now, it is known that the Company and its directors made a false representation regarding the cash flow of the Company in order to preserve the high rating granted to the Company by Maalot. As a result of this rating the Company succeeded in raising, inter alia, 50 million dollars from investors.

These findings are apparent, inter alia, from the class action suit filed against the Company, attached to the affidavit supporting this Motion as Appendix E (see pages 31 to 34 of the class action suit).

As stated above, the Maalot Company filed notice on September 20, 2006 that it would stop rating the Taro Company (Appendix D9 of the affidavit supporting this motion).

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Misleading Repors to Analysts: On the February 20, 2003 Taro announced its results for the 2002 financial year, whilst drawing attention to the fact that the Company had the record sales for the last 28 quarters and also record income for the last 18 quarters. As alleged, in talks held with analysts regarding the above financial results, Mr. Baruch Levitt made it clear that the achievements are the result of an increase in the profitability and also the marketing and promotion of the Company’s products. This was not the case.

In effect, and as alleged, the Company and its Controlling Shareholders knew that these were misleading representations. Already at this stage, they had material data indicating different conclusions. For instance, in retrospect it became clear that the Company had not properly report on sales and inventories as required under generally accepted accounting principles; because the increase in demand for the Company’s products did not accord with the increase in demand from wholesale customers of the Company, resulting in excess inventories with the wholesalers; that the Company urged its wholesale customers to purchase its customers through a discount policy; this policy eroded the cash level at the Company and harmed its capabilities and activities, etc., etc.

In retrospect it become clear that the financial reporting of the Company (at least for 2003 – 2004) were misleading and inconsistent with the accepted accounting principles. Today, looking back, it transpires that there were serious and material mistakes in those financial reports, which resulted in the Company being required to restate its financial results for these years. Thus, for example, if it was reported that in 2004 the Company had net profit of approximately 11 million Dollars, in effect it suffered a loss of approximately 31.5 million dollars. If it was reported that in 2003 the Company had a profit of about 61 million dollars, in fact it the profit was 31 million dollars lower, amounting to about 30 million dollars only.

This pattern repeats itself over and over again in many other cases.

C.	Recent Developments Which Cry Out at the Increasing Oppression

On the March 20, 2007 the Company, finally, published the Company's report for 2005. This report also included a restatement of the financial statements for 2003 and 2004, considerably late, and after a lengthy period in which the Company had refused to provide the required information needed to clarify the manifest irregularities in the Company’s conduct.

A general reading of the said report shows that the irregularities and faults in the conduct of the Company are exceptional in their severity. The said report, including the “going concern” warning issued by the auditors of the Company, contained therein, is testimony that there is a genuine risk that the Company cannot meet its liabilities and that it shall become insolvent. In these matters also it

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would appear that the Company is only exposing the tip of the iceberg. Indeed, as is seen, the said faults do not only concern mere accounting errors, but also are due to the irregular of the Company's affairs.

The reports of the Company for 2005 and its notices afterwards, show, inter alia, the following serious findings:

The financial reporting of the Company was misleading and did not comply with accepted accounting principles. Today, and in retrospect, it is evident that one cannot rely on the financial statements for 2003 and 2004 and that it must restate its financial results for these years. In this context it become apparent that a large gap exited between what had been reported and the true data. Thus, for example, if it was reported that in 2004 the Company had a net profit of approximately 11 million Dollars, in effect it suffered a loss of approximately 31.5 million dollars. That is to say, the “error” in the calculation of income in the 2004 statements amounted to an amazing sum of more than 42.5 million dollars. If it was reported that in 2003 the Company had a profit of 61 million dollars, in fact it the profit was 31 million dollars lower, amounting to 30 million dollars only. That is to say, an “Error” in the calculation of the income in the 2003 reports amounting to the amazing sum of 30 million dollars.

The Company's auditors made it clear that there was a substantial decrease to the Company's redemptions and cash flow, adversely influencing its liquidity and performance. Furthermore, the Company did not comply with certain conditions determined in its loan agreements. Furthermore, the Company might not be able to pay its debts in the event of these debts become immediately due and payable. These conditions, according the auditors, raise concern that the Company cannot continue to operate as "a going concern".

The CFO of the Company and the vice president of the Company, Mr. Kevin Connelly and another member of the financial staff left the Company after they were informed of the (unknown) findings of the independent examiner. The Company also, vaguely and without specifics, said that Mr. Connelly and the other employee had caused the Company to give misleading reports. As the information and circumstances regarding the misleading and material reports had been concealed from the minority shareholders, they are unable to know whether the faults and the misleading reports were caused only due to the actions of the above said two persons who left the Company (it is difficult to believe so and it is clear that there were other people who also had knowledge and responsibility). Either way, what is important is that the Company managed its financial affairs in a misleading and false manner and forwarded information to its investors which did not (even by a long shot) reflect and present the financial results of the Company – throughout the duration

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over such a long period.

As if all this was not enough, the Company filed notice that some of the data required for the purpose of the financial statements relates to the data for 2000 and 2001, but the Company does not intend to provide this data. The explanation given for this by the Company is that restating the said financial data would involve considerable financial expenses. Thus, according to the Company, even though the change in the financial statements of the Company shows a huge shift to the value of the Company, this difference does not justify, according to the Company's reasoning, the financial expenses (the relative reduction) required for the amended and appropriate reporting to the Nasdaq Exchange for these years.

Concurrently, whilst the Company is publishing these serious faults, the Company’s Controlling Shareholders, as far as is known are, inter alia, taking irreversible and crucial steps to allot securities and/or to sell part of the Company’s capital and/or to transfer their shares in the Company, in order to enable the Company to continue to operate as a "going concern". There is genuine, serious and considerable concern (inter alia in light of the fact that the Company and its Controlling Shareholders are like the “prone bull") that the actions taken by the Controlling Shareholders are being done in order to serve the interests of the Controlling Shareholders instead of the Company and its shareholders. Either way, all the shareholders are entitled to know what these moves are. From a reading of the Company reports, and publications issued by the Company, as are to be found, inter alia, on its internet site, it is apparent that the Company hired, before the publishing of its reports for 2005 and the report of March 20, 2007, the services of the Blackstone Group as a financial advisor and that the Company intends to take far reaching measures in order to raise capital.

Thus, it was published on the Company’s website on March 20, 2007, a copy of which is attached as Appendix J of the affidavit supporting this Motion, that:

"With the assistance of its financial advisor, the Blackstone Group, the Company is in discussions and negotiations with several interested parties regarding a number of strategic alternatives that would provide for Taro to continue as a growing business, all of which contemplate the repayment of all outstanding loans and bonds in full as part of the completion of any transaction. These strategic alternatives include an equity investment, an infusion of working capital, or the purchase of the outstanding shares of the Company. The Company has requested that final proposals be submitted by March 30, 2007, with a definitive agreement expected to be completed during April 2007. However, the Company reserves the right to accelerate this process."

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Thus, the Company and its Controlling Shareholders are presently acting to carry out a critical move in the life of the Company and its shareholders. These are significant moves which have real potential to harm the minority shareholders, for example, inter alia, if securities are allocated by the Company to investors under conditions oppressing the minority shareholders and/or by seriously and oppressively diluting them; if loans are taken by the Company from potential investors subject to preferential conditions and in a manner oppressing the minority shareholders; and also if the Controlling Shareholders sell part of their holdings in a manner which does not favor the Company and causes oppression to the minority shareholders, and all in order to save themselves.

The Company also ‘outdid itself’ when it filed notice in that same report that it will update the shareholders from the public regarding the transaction only in retrospect and after its completion. One can only wonder – should information, which is so critical, not be published in real time and not post factum? This is certainly the case.

Moreover: this general and obfuscated notice does not provide the information required to the shareholders, including the Applicants, in order to evaluate the Company's condition, whether the actions taken serve the interests of the Company and all the shareholders, whether all actions have been taken in the interests of the Company and its shareholders. The timing of this foggy and general notice, after the faulty oppressive and continuous conduct of the Company and its directors, raises serious and considerable concern that the Company shall continue to act in a manner oppressing its minority shareholders, including the Applicants. Furthermore, the Company filed notice in its report for 2005 that orderly publication would be made of the proceedings only after completion of the said proceedings. That is to say only after the fact which can no longer change anything. Thus, there is genuine concern that decisions will be made which will influence the fate of the Company without taking into consideration the interests and rights of other shareholders whilst oppressing them.

Furthermore and concurrently, genuine and considerable concern exists that offers which would be better for all shareholders, will not be accepted at all, due to the motives the result of the interests of the Controlling Shareholders, and anyhow, all the shareholders will not know about the existence of such offers and the rejection thereof on improper grounds.

On March 28, 2007 the undersigned turned to Taro’s legal counsel relating to the said serious findings. The Company was also demanded, inter alia, to refrain from taking any measures whatsoever which are not during the normal course of business, including measures which may influence the Company's capital and/or its capital structure and/or ownership of its shares and/or ownership of the shares of the Controlling Shareholders in the Company (including charging these shares) without receiving the consent of the shareholders of the Company before completion thereof. The Company and the Controlling Shareholders in the Company were also asked to make the shareholders part of the important measures being conducted for the ‘reorganization’ of the Company, with a view to the best interests of the Company in its entirety.

A copy of the letter dated March 28, 2007 is attached as Appendix K of the affidavit supporting this Motion.

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In the meantime an article was published in the Yediot Ahronot newspaper on April 5, 2007, according to which Taro is seeking to realize its real estate assets around the world in an amount of approximately 100 million dollars. It was further stated in the article that offers had been received at the Company, at its request, relating to the injection of capital into the Company in exchange for shares. While this was published in the press, nothing appeared on the Company's website. In the article, according to the chairman of Taro, Mr. Baruch Levitt, "Taro is prepared" that approximately 200 million dollars be injected into its funds in exchange for joint control.

This is unbelievable – despite all the failures from which the Company suffers, the Controlling Shareholders in the Company are still hanging on to the control of the Company, thereby preventing new investors from investing in the Company, in order to secure other investors with which they will form an alliance with, allowing them to maintain their joint control, and all at the expense of the minority shareholders. The significance of the demand for the injection, under conditions of joint control, is only this: the utilizing of surplus power of the Controlling Shareholders over the minority shareholders in the creating of an artificial and virtual control premium misusing the power of the Controlling Shareholders in the Company at the expense of the minority shareholders. This cannot be allowed.

A copy of the Article dated April 5, 2007 is attached as Appendix L of this Motion.

We hereby see that indeed the findings and the irregularities and the Company’s condition are so serious for the Controlling Shareholders to act hastily to rehabilitate the holdings and property in the Company – the rehabilitation of their assets – instead of taking steps for the interests of all the shareholders, as a whole. The shareholders from the public will remain without any response, they will read of such in the newspaper, they will gather and garner pieces and tidbits of information and if they wish they can sit on the sidelines and watch the show.

The undersigned’s letter received a laconic response only on April 22, 2007, in which legal counsel for Taro did not refer to the requests and/or claims of the Applicants. The refusal of the Company to provide the minority shareholders the required information, was, ironically, based on the claim that providing such information would result in “inequality”. This is argued when the information is already held by the Controlling Shareholders, who hold about half of the voting powers in the Company, when it is clear that all shareholders are entitled to this information (and naturally the Applicants did not seek this information for themselves, but rather the Company is required to provide it to the general public and any attempt to present the matters in another light is cynical and improper). This is a direct continuation of the methodical and tendentious conduct of the Respondents, and no-one can but the Honorable Court provide relief. The Controlling Shareholders treat the Company as if it is their own, whilst refraining from providing true reports to the public so that no one will be able to prevent their oppressive actions.

A copy of the letter dated April 22, 2007 is attached hereto as Appendix M of the affidavit supporting this Motion.

Things have reached a peak. The oppression is in full swing.

At this stage and after all the Applicants’ requests to the Respondents were left unanswered, it is clear to all that the Respondents do not intend to provide the information to the minority shareholders and that they do not intend to refrain from continued oppression. They remain undeterred and fear nothing. Without the appointment of the special temporary administrator, who can serve as a gatekeeper, the Respondents shall continue to act as they

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have done so far, and will manage the affairs of the Company as if it was a private business, whilst oppressing the minority. The Company and the Controlling Shareholders have acted in this defective manner so far without there being anyone to stop them. There is no reason to think (and all indications show otherwise) that they will suddenly turn around and change their customs, exactly when the oppression is at its peak. Nota Bene: The providing of the information and proper conduct, in cooperation with the shareholders, is what will prevent the oppression and will stop the further strengthening of the oppression. The Respondents have already made it clear that they shall not deviate from their oppressive path and assist with this matter. Therefore, the appointment of the special temporary administrator is required to prevent the strengthening of the oppression at a stage where thing have reached a peak. Without the appointment of the special temporary administrator there is no-one to protect and no-one to prevent. There is no deterrence and no change of the way ahead. Without the appointment of the special temporary administrator and the intervention of the Honourable Court the way is open for the continued oppression and for it to further strengthen.

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III. The Legal Basis

A.	General

In light of the continued oppression and due to the fact that right now the Respondents are persevering on critical and irrevocable moves, genuine concern exists that they will irreversibly oppress the minority and therefore the urgent and immediate intervention of the Honourable Court is required to prevent the further strengthening of the oppression at this stage already.

As has been detailed extensively in the main action, and also as detailed in this motion briefly below, in this case the facts provide the legal basis for relief against oppression pursuant to Section 191 of the Companies Law. It is a rule that the non providing of information, in itself, constitutes oppression of the minority shareholders (See for example the statements made by the Honorable Judge Rubinstein in Opening Motion (Tel Aviv-Jaffa) 2113/94 Zena Ltd. et al v. Polan Ltd. et al, District Laws, Vol. 26(4) 347 (1997), District Dinim, Vol. 26 (4) 347 (1997)); this is even more so when the oppression is expressed in faults and failures which are disclosed in the Company’s behaviour over a lengthy period; Furthermore, oppression can exist when there is harm caused to the legitimate expectations of the shareholders, even if the behaviour is not in breach of a right (See also Civil Appeal 2773/04 Nizba Settlement Company Ltd. v. Meir Atar et al (published in Nevo on 14.12.2006) (hereinafter: (the “Nizba Case”)); and finally, Oppression means harm to the right of a minority shareholder to fair and equal treatment in the Company (See the Statements of the (Retired) Chief Justice Barak in the Nizba case, paragraph 5 of the judgement), and there is no dispute that this is the case in the Taro Company.

As shall be detailed in Chapter B below, the appointment of a special temporary administrator for the Company in order to obtain information and the transfer thereof to the shareholders under the Court’s supervision is within the power of this Honourable Court. Furthermore, case law shows that the appointment of the special temporary administrator is appropriate under the circumstances of this case as proportionate relief. As shall be detailed, beyond what is necessary, in Chapter C below, in this case all the required conditions prevail (and even more than that) for the intervention of the Honourable Court already at this stage by the granting of the relief sought both by virtue of its inherent jurisdiction an by virtue of Chapter XXVIII of the Rules of Civil Procedure.

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Furthermore, the granting of the relief sought is necessary, essential and proportionate. As has been stated, the appointment of the special administrator is required in order to prevent further future oppression and to frustrate evident and irreversible oppression, inter alia, through the power of the special administrator to demand and receive information and documents which will indicate the scope of the existing oppression and will enable him to prevent it in the future. By virtue of his appointment, the special administrator will constitute a conduit – under the supervision of the Honourable Court – for the transfer of the information required to the shareholders, in order to avoid the strengthening of the oppression and to prevent further future oppression. Thus, the appointment of the special temporary administrator will allow for the moving of the Company from non reporting to a state of reporting, from concealment to transparency and from actions in conflict of interests to actions benefiting the Company and all its shareholders. All of this without the appointment of the special administrator preventing and/or derogating from the capability of the Company and its directors, including the Controlling Shareholders, from continuing to act. Consequentially, the granting of the relief sought shall not cast a burden on the Respondents because all they are asked to do is to comply with the provisions of the law.

The Applicants have turned to the Honourable Court with clean hands and in good faith. The petition of the Applicants to the Court is only being done after, many requests have been made to the Respondents over a lengthy period of time, to receive information, to convene meetings, to receive minutes of the meetings, to have the shareholders participate in critical moves of the Company, and so on an so forth, and all of this has been met with an irrelevant response. The Respondents, on the other hand, have refrained from transferring the information whilst concealing it from the public and hanging onto excuses which in themselves are indicative of the oppression in the Company and the fear for its increase and the possibility for future oppression.

B.	The Honourable Court’s Authority to Order the Granting of the Relief Sought
B.1.	The Ambit of the Authority

The Honourable Court has the inherent power (Section 75 of the Courts Law [Consolidated Version] 5744 – 1984) to give any relief required to remove the oppression, including the appointment of a special temporary administrator. This authority is also expressed in specific provisions of law, as detailed below.

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Section 191 of the Companies Law provides the authority of the court to “give instructions it deems appropriate for the removal or prevention of the oppression.” This authority exists both in the matter of the main proceeding and in the matter of the temporary relief. What characterises this Section is that it is a framework provision which allows the court to have discretion to fill the provision with content, as required under the circumstances of the case (See Ziproah Cohen, Shareholders in a Company – Rights of Claim and Relief, The Israel Bar Association, 1990, at page 284). The court’s discretion in removing the oppression is wide and includes any measure which the court believes will remove the oppression (ibid at page 332), including relief of the appointment of an administrator to investigate the Company’s affairs.

In this context, see the statements made by O’Neal & Thompson: Oppression of Minority Shareholders, in Chapter 10 at page 26:

"The broadened statutes discussed in the last two sections have not removed the need for courts to be energetic and imaginative in developing effective remedies for majority oppression of minorities. Although most states do not have statutes addressing shareholder disputes, most of these statues are by design open-ended, leaving it to judges to define the appropriate grounds justifying relief and then to order the appropriate relief. These remedies derive from the rich history of the equity courts and permit courts to find the appropriate remedy based on the particular circumstances."

And indeed, in the USA it has been held that the court may appoint an investigator in the appropriate cases (ibid, Chapter 10, page 32).

In the ruling of the Supreme Court in respect of Section 235 of the Ordinance (presently Section 191 of the Companies Law) it was held that the appointment of an investigator to examine the affairs of a company does fall within the power of courts hearing claims to remove oppression, within interim proceedings. Thus, in Civil Appeal 1596/96 Yesh - Gad Industries for Infrastructure (1993) Ltd. v. Gadish Provident Funds Ltd., Tak-El 98 (3), 1603 (1998) (hereinafter: “The Gadish Case”) an appeal was heard on the ruling of the District Court to appoint an investigator to the Yesh – Gad Industries for Infrastructure (1993) Ltd., which was in difficulties and to grant an injunction order against the execution of actions, and especially a specific transaction, which was not during the ordinary course of business, up until the completion of the investigation, due to the fear of the oppression of the minority. The Supreme Court rejected the appeal and left the ruling of the District Court, to grant the said relief, intact. Relating to the question of authority for the appointment of an investigator already as interim relief, the Supreme Court used the following language:

“The District Court held that there is genuine concern for the oppression of the minority in the Appellant company. Therefore it ruled, within its powers, pursuant to Section 235 of the Companies Ordinance, to appoint an investigator who will examine and

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determine whether the said concern indeed has any solid foundation. The findings of the District Court, in our view, justified the appointment of the investigator. Neither did we find any basis for the legal objections of the Appellants regarding the power of the court to act in the said manner, within the framework of the above said Section 235 or on the fulfilment of the conditions for exercising the said power.”

This was also adopted in connection with the interpretation of Section 191 of the Companies Law. Thus, for example, in Opening Motion 648/03 Oren Horowitz V. Talmeniah Ltd. (2004) the Honourable Justice Gerstel held as follows in paragraph 5(a) of her judgement:

“The District Courts have ruled, more than once, that relief for the removal of oppression may be by the appointment of an investigator to examine the Company’s affairs, as is the case of instances of blocking information from the Applicants, but also in the cases where the claim for the removal of oppression is based on irregularities and fraud in the management of the company (see also in this matter: Y. Danziger, the Right to Information about a Company (5760 – 2000), 393 – 396).

In Civil Appeal 1596/96 Yesh-Gad Industries for Infrastructure (1993) Ltd. V. Gadish Provident Funds Ltd. (not published) it was held that the court is authorized to make use of section 235 of the Ordinance (Section 191(a) of the present Companies Law) for the appointment of an investigator to examine the affairs of the Company, under justifiable circumstances”.

In this regard there are those who view Section 191 as also replacing the provisions of Section 223 of the Companies Ordinance which granted the Minister of Justice the power to appoint an investigator for the affairs of a company. In this matter there is a very appropriate quote from the book of Eran Rosman Company Shareholders, Business Co-operation through the Looking Glass of the Companies Law, 5759 – 1999 (1999), at page 80):

“Relief of the Appointment of an Investigator

The Companies Law cancelled, without an express alternative, the provisions of Section 223 of the Companies Ordinance. This provision vested the Minister of Justice with the power to appoint, at the request of shareholders, an investigator to investigate the affairs of a company. At the same time, an investigator may be appointed pursuant to the provisions of Section 191 of the Law, pursuant to the interpretation given to Section 235 of the Companies Ordinance, which was replaced, as stated, by Section 191 of the Law”.

Thus, the Court is authorized to appoint a special temporary administrator also in view of the framework provision to grant relief in the case of oppression under Section 191 of the Companies Law. This power is wide and aim at allowing the court to have the flexibility required in adapting the relief to the circumstances of the case before it.

Furthermore, the Court also has the power to appoint a special temporary administrator immediately after the instituting of the claim for the removal of the oppression in light of the provision of Rule 123 appearing in Chapter X of the Rules of Civil Procedure headed: “Investigations, Accounts and Examination of Assets”. Rule 123 of the Rules of Civil Procedure holds as follows:

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“123.	Provision Regarding Investigations or Accounts

(a)      The court may, at any time after the instituting of the claim, order the carrying out of an investigation or the drawing up of an account, even if it appears that special or additional relief is sought, or that a certain issue in dispute must be heard, for which the matter should continue in an ordinary manner; where the court has given the said order, it may give instructions and appoint persons to carry out an investigation or to draw up an account, as it deems fit.

(b)      In instructing the drawing up of an account, or any subsequent order, the court may make a special instruction regarding the manner of the drawing up of the account or its audit, and the court may especially order that in drawing up of the account the ledgers in which the said accounts were recorded serve as prima facie evidence of the authenticity of the matters contained therein, by allowing the interested litigants to object to whatever they deem advisable .”

Rule 123 constitutes the source of power to order the delivery information and documents. As such, Rule 123 of the Rules of Civil Procedure serves as the basis for applications for the granting of accounts, but its scope is wider than this implementation. Indeed, we can learn of the wide scope of the Rule from the words of Yoel Zussman in his book Civil Procedure (7th Ed., 1995) at page 568 where he holds as follows:

“Where a litigant has sought an investigation order, and especially where he has sought the order at an early stage, through means of a motion, and has not sufficed with a petition raised in a statement of claim submitted by him, his motion will not be dismissed by reason of its aiming at gathering evidence for the claims of the Applicant which are being heard in the case ... it has also been held by us, that the court who has appointed an investigator ... may authorise the investigator to gather testimony ... and what is the meaning of this authority if not aimed at preparing evidence for the clarification of a case?...

An order to investigate given under these circumstances belongs to those means known as ‘pre-trial measures’ and they are likely to facilitate a litigants before the court and the judge himself; the more these measures are used under the appropriate circumstances, the better.”

See also Eliyahu Winograd, in his book Rules of Civil Procedure (Halachot Publications, 1996) at pages 319-320, who also adopts a similar approach. Indeed, Rule 123 should also apply to an investigation within the framework of interim relief. Danziger referred to this in his book The Right to Information in a Company (at page 400):

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“It seems that the power of the court under the above said Rule 123(a) to instruct, at the request of a litigant, the appointment of an investigator, might serve as the basis for the appointment of an investigator to investigate the affairs of a company in a petition to remove oppression, and in so doing also to constitute an appropriate solution to the information problem which the shareholders in a company, claiming oppression, have."

Thus, it is within the jurisdiction conferred to the Honourable Court to appoint a special administrator to a Company as interim relief also in the light of Rule 123 of the Rules of Civil Procedure in addition to the powers conferred to the Court under Section 191 of the Companies Law and in light of the inherent jurisdiction of the Court to grant and hand out any relief.

B.2.	The Conditions to Exercise the Court's Authority are Fulfilled

As stated in the judgement of the Supreme Court in the Gadish case, it is sufficient at this stage, where the appointment of the investigator is requested, to show that there is reasonable concern regarding the existence of oppression. In this case the existence of such concern has been proven and even much more than that.

As stated, over the course of a long period preceding the instituting of the Action and this Motion before the Honourable Court, the Respondents refrained from providing the information, data and documents required by the minority shareholders the providing of which are within their reasonable expectation. These shareholders are forced to be fed by rumour and partial unreliable reports of the Company, whilst it is already clear to all that the Company and its Controlling Shareholders do not refrain from concealing information and from misleading and from the oppression of the minority and this can be seen very well from the few reports that they did make. And as if all of this was not enough, the Respondents have invited offers for the injection of capital into the Company with the Controlling Shareholders revealing their inner oppressive considerations. As if it were not enough that the minority shareholders do not receive information regarding the positive decisions of the Company, the Company has made it clear that it will only notify the shareholders retrospectively if a transaction is closed. In other words, if a transaction is avoided which is for the benefit of the Company, due to ulterior motives, then this information will not reach the shareholders at all.

The administrative irregularities in the Company and the measures presently being taken by the Respondents raise genuine concern that the oppression of the minority will further strengthen and justify the appointment of the special temporary administrator to examine the affairs of the Company and to receive the information in order to protect the minority shareholders in the Company and to prevent their future oppression.

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Furthermore, in this case it would appear that only the tip of the iceberg has been exposed and the scope of the oppression has yet to be shown in full force. The information held by the Applicants already displays a serious and gloomy factual fabric, however it is patent that additional information is still missing. In such a state of affairs, the appointment of a special administrator is required to immediately expose the full information and to prevent the further strengthening of the oppression. The appointment of the special manager is therefore required, first and foremost in order to obtain the information required and based on such information to ensure that the oppression of the shareholders would not increase dramatically and irreversibly and also to ascertain the full scope of the oppressive acts. Without information the minority shareholders cannot properly ascertain the nature of the oppression and its scope and they can certainly not prevent it worsening. Without information there is no law and no justice.

The non providing of the information in itself is full testimony to the existence and strengthening of the oppression of the minority shareholders. In this context it is very apposite to quote from O’Neal & Thompson in Chapter 3 of their book, at pages 102-103 (parts of which were quoted from above in the introduction):

"Corporate managers commonly try to prevent a shareholder who is the object of a squeeze play from gaining access to corporate books and records or any other sources of information about the corporation or its activities.... For example, the squeezers may dissuade a squeeze from inspecting corporate records by treating the minority's request with hostility or disdain, or they may provide assurances that a financial report is currently being prepared and will be mailed soon, but the report never comes.

Squeezers use a number of tactics designed to wear down an inquisitive shareholder. They stall as long as possible before releasing information. If the shareholder remains resolute in the inquiry, they try to impose conditions on the inspection privileges and make the investigation as burdensome and costly as possible. Frequently they force the shareholder to resort to a court proceeding to gain access to desired information, with the hope that the prospect of costly and protracted litigation will persuade the shareholder to abandon the attempt to gain information."

Even though this was not said about Taro, Taro serves as an example of the embodiment of this.

Furthermore, if the special administrator is not appointed, the Applicants will almost certainly find themselves left empty handed. Furthermore, the main action of the Applicants for the removal of the oppression is likely to be heard after the Company has already increased the oppression and there will be no opportunity of helping it out.

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In this context it should be noted that the courts have ruled more than once on the appointment of a special administrator for companies already within the framework of an interim order where a petition to remove oppression is concerned.

C.	Above and Beyond that which is Required – the Authority of the Court to Instruct on the Granting of Relief Based on Chapter XXVIII of the Rules of Civil Procedure

The Applicants based their demand for the appointment of a special administrator in light of the authority of the court to appoint the said administrator in light of the genuine concern for the oppression of the minority and the concealment of the information.

Nevertheless, for the sake of caution and above and beyond that which is required, in this case all the conditions required for the granting of the temporary relief under Chapter XXVIII of the Rules of Civil Procedure are also fulfilled.

C.1.	The Existence of a Prima Facie Claim

As stated in Chapter II above, the Applicants have established the factual foundation from which it is evident, beyond any doubt, that the conduct of the Company and of the Controlling Shareholders is tainted with serious and severe failures and shortfalls oppressing the minority shareholders in the Company. As seen from Chapter II above (and as supported by the documents attached to the affidavit supporting this Motion, the majority of which are based on official reports of the Company), the Company has not complied with the reporting requirements and the providing of information in real time to its shareholders, and this in itself is oppressive to the minority shareholders; the Company has materially misled the shareholders in its reports and has been forced to restate the financial data for 2003 and 2004; senior executives of the Company have been connected with scandals (some of which are criminal) and have been forced to leave their positions in the Company; due to the faults and failures, the Company shares have been delisted from Nasdaq; furthermore over a long period the Respondents have refused to materially answer the requests and demands of the minority shareholders (and in this regard even the minutes of the shareholder meeting from the end of 2006 have not been delivered to the shareholders); and so on and so forth.

In this case, oppression concerns both failure to provide information (and the actual withholding of such

_________________________

[1]

See in this matter the decision of the Tel Aviv District Court in Opening Motion (Tel Aviv) 2140/94 Biscay Corporation N.V. v. Givol (in re Video Matrix Industries Ltd. case), District Dinim, Vol. 26(2) page 771; Opening Motion (Tel Aviv) 710/96 Shpitzer v. Gezundheit (1997) and the ruling of the Court in Opening Motion (Tel Aviv) 1165/95 Gadish Provident Funds Ltd. v. Yesh’s Gad Industries for Infrastructure (1993) Ltd. (1996). (See also: Opening Motion (Tel Aviv) 1359/96 Eliraz v. Kardan Investments Ltd. (1997) Opening Motion 648/03 Horowitz v. Talmeniah (published in Nevo 2004).

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information), failings in the Company’s conduct and flaws in its management, in addition to the intention of the Controlling Shareholders (emerging from the latest incomplete Company reports) to take steps which would oppress the minority shareholders, including the Applicants. It should be noted: each one of these grounds – lack of information, the failures and the manoeuvring by the Controlling Shareholders – constitutes, in itself, well substantiated and sufficient cause of action to remove the oppression of the minority. This is certainly the case where there is an accumulation of matters as in this case. In this matter the Honourable Court is also referred to the legal section of the main action (Chapter III of the Opening Motion) which clarifies and substantiates the cause of action - oppression - in this case, in greater detail.

A copy of the claim, (without its attachments), is attached as Appendix "A" of this Application.

Above and beyond any possible need, we will clarify that not providing information constitutes, in itself, oppression against the minority shareholders. The statements made by the Honorable Judge Rubinstein in Opening Motion (Tel Aviv-Jaffa) 2113/94 Zena Ltd. et al v. Polan Ltd. et al, District Laws, Vol. 26(4) 347 (1997) (hereinafter: “Polan Case”), are very apposite:

“The obvious conclusion emerging from case law and the professional literature is that, in recent years, the areas concerning the grounds for exercising the court’s authority under Section 235 have widened... Flexibility has developed, recognizing more diverse sets of circumstances which could serve as grounds for exercising Section 235. Not merely simple exploitation, as expressed in fraud or lack of good faith, but unfair oppression against the minority’s rights, whilst depriving them of their legitimate expectations for a fair measure in the partnership, knowing and understanding what is being done with their property."

See also in this regard:

•

The Honorable Judge Gerstel in Opening Motion (Tel Aviv District Court) 746/03 Jonathan Etting v. Avner Spector, Tak – Mah – District Court Judgments, 2004(2) 7266, 7270 (2004), who cites the above statements, concurring with such, with respect to Section 191 of the Law which replaced Section 235 of the Ordinance.

•	Yechiel Bahat Companies – The New Statue and the Law (8th Edition – 2006), at page 1154c.
•	Dr. Irit Haviv Segal, Corporate Law in Israel After the New Corporations Act (Vol. A, 1999), page 454.
•

Dr. Yoram Danziger, in his book, The Right to Information About the Company, also addresses the possibility that depriving shareholders of knowledge will be regarded as oppression against the shareholders. He argues, on page 385, “that depriving a Company shareholder of information could be construed as oppression”.

Additionally, in this case the oppression is also reflected in failures and irregularities (or perhaps concealments and placing obstacles), discovered over the course of a long period in the Company’s conduct, with the said tendency gradually accelerating and intensifying. In this context, Judge Rubinstein had the following to say in the Polan case:

“To learn how a company runs its business, one single case, of a

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[1] ranslator's note:	the letter "A" in this section is put in Hebrew in the original, thereby distinguishing it from Appendix "A" of the affidavit supporting this Motion.

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singularly significant nature, can sometimes serve as evidence justifying the court’s intervention.

...

Naturally, each case should be examined in the light of its circumstances and implications, however, and as stated               , there are cases, as stated, where a single decision has such widespread consequences that it causes greater oppression for some of the members than a sequence of actions the outcome of which is more modest and limited”.

Moreover. Oppression of the minority does not only concern oppression as a result of a financial loss. Oppression means harm to the right of minority shareholders to receive fair and equal treatment in the company (See the statements of the (Retired) Chief Justice Barak in the Nizba case, paragraph 5 of the judgement). In this context, it has already been held that harm to the reasonable expectations of a shareholder constitutes oppression even if the behaviour does not serve as the basis for a claim due to the breach of a right (see Civil Appeal 275/89 Eliezer Davidson v. Orenstein Israel Law Reports Vol. 46 (1) 125 (1991)).

In this case not only does the oppression harm the rights of the shareholders to information – a right which falls within the ambit of the reasonable and legitimate expectations, but rather this right is harmed by the breach of the equality amongst the shareholders. Indeed, a shareholder is entitled to equal treatment. Naturally, the equality required is material and not merely formalistic (See the statements of the (Retired) Chief Justice Barak in the Nizba case, paragraph 5 of the judgement). “The potential for oppression exists in cases of corporate acquisitions” (ibid, paragraph 2). This is even truer in the case where a company and its controlling shareholders have an impressive “record” of oppressive and faulty actions, because there is concern that within the framework of the acquisition, conditions shall be set forth which will favor the interests of the controlling shareholders at the expense of the minority shareholders. In such a case, and especially where the controlling shareholders have almost absolute control on the decision making process in the company and its various organs, as in the case before us, there is genuine concern that the minority rights in the company will not be given the appropriate representation by the majority, because the fear is that the controlling shareholders will enter into the transaction notwithstanding its oppressive effect on the minority. In such a state of affairs, there is also concern that it is not necessarily the best offer for the company that will be accepted. Furthermore, the distribution of the consideration amongst the shareholders may be radically unequal and/or the consideration to the company may be significantly lower than the possible consideration under market conditions.

For situations such as these, Irit Haviv-Segal has already noted in her book Corporate Law in Israel After the New Corporations Act (2004):

“The main reason for this lies with the liability of the party selling control, and not only on the party acquiring control (who bears the main liability in such cases), is that the seller of control himself

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enjoys an unequal share of the company’s assets. This unequal share may be due to the fact that the sale may be a damaging one and it may be due to the fact that the sale brings about an unequal distribution. In any event, the premium paid in these cases to the controlling shareholder indicates that the controlling shareholder does not only enjoy fair consideration of his shares, but also, through the sale of the control of the controlling shareholder, succeeds in getting a bite at the company’s assets in a share exceeding his share in the company. The liability in these cases is justified because it brings back into place the original rules of distribution and prevents the controlling shareholders from having the capability of gobbling up a larger slice than their share in the company. Thus, when a sale involves the breach of trust, an especially high control premium shall be expressed.”

Furthermore, this oppressive state has caused and continues to cause serious damage to the Applicants. Amongst these damages one can list, inter alia, the sharp and steep decline in the Company’s share price, which fell from a price of approximately 15 US dollars at the beginning of March 2006 (when the postponements in the Company’s reporting began) to a price of approximately 6 US dollars at the beginning of May 2007. All of this is in addition to lack of sufficient reports and the providing of misleading reports, which in themselves constitute damage to the Applicants as well as the delisting of the Company’s shares from Nasdaq. This damage may irreversibly intensify because the Company has recently announced its intention to decide the Company’s fate at this crossroad, and to notify its shareholders of its decisions and (oppressive) actions only retrospectively. All of this whilst oppressing the minority.

C.2.

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The immediate need to appoint a special administrator – the granting of the relief sought is needed to secure the proper fulfilment of the main proceedings (the Opening Motion) and the judgement to be given.

As stated, within the framework of the Application, this Honourable Court is asked to give the following instructions and relief: (a) That will stop and remove the existing oppression in the Company; and – (b) Prevent future and additional oppression in the Company.

The concern for the existence of future oppression is apparent both from the improper conduct of the Respondents (the Company and the Controlling Shareholders) so far, in the sense of their being a “prone bull” who, time after time, have acted and are acting in an oppressive manner, not to say abusive manner, and also from recent indications demonstrating a most critical move in the Company (a fortiori for a company at such a critical stage in its life) such as raising further capital for the Company.

Thus, for example, according to the statements quoted from Respondent No. 2, the chairman of the Company’s board of directors, within the framework of this transaction, the Controlling Shareholders are trying to maintain their control “at any price”. It is clear to all that there is a price for this and those who are to pay the price are the minority shareholders. Thus, the conclusion may be drawn that a transaction may transpire in which securities will be allotted by the Company to investors under conditions oppressing the minority shareholders and/or by serious dilution; thus, it is possible, that loans may be taken by the Company from potential investors under preferred conditions and in a manner oppressing the minority shareholders; and also the Controlling Shareholders may sell their share in the holdings in a manner which does not favour the Company and causes the oppression of the minority shareholders and all in order to save themselves; therefore there is genuine and tangible concern that the Controlling Shareholders wish to unlawfully receive an unreasonable premium for their control and at the expense of the minority shareholders.

This situation must be immediately prevented. One cannot wait for the oppression to occur and only then to attempt to remedy it, because the success of such procedure is in doubt. Add to this the announcements of the Company that information regarding the moves being undertaken at the present time in the Company will be provided to all the shareholders only post factum (as distinguished from controlling shareholders who are aware of it already in real time because of their positions) and there arises a genuine and serious cause for the appointment of a special temporary administrator who will receive the information “in real time” and will see whether oppression exists or whether there is concern that it will exist in the future, whilst ensuring the principle of equality amongst the shareholders in the Company.

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Moreover; the insistence of the Controlling Shareholders to keep their control, at any price (whatever that price may be) might cause (and it is reasonable to assume that it has already caused) the rejection of offers and transactions which would favour the Company and all its shareholders and would assist the Company in getting out of the crisis in which it finds itself (which, inter alia, has brought about its delisting from Nasdaq and the inclusion of a “going concern” warning in its financial statements).

Thus, it is also reasonable that a new investor would not agree to the conditions (ultimatums) presented by the Controlling Shareholders (that they keep control) and consequently they will also reject offers and transactions which are worthy and good, and alternatively – due to the placing of illogical conditions, such as these, no proper and good offers will be made by proper and good bidders. The appointment of a special administrator who is aware of all the offers and of all the bidders and who shall turn to the court if he is of the view that there is a worthy offer which the Controlling Shareholders have refused for reasons which are not to the benefit of the Company, is required in order to prevent future and additional oppression.

Furthermore, the granting of the temporary relief sought will ensure the proper fulfilment of the judgement to be given after the clarification of the main claim. Due to the means of concealment and lack of reporting as conducted by the Company, the Applicants are not aware of all the oppressive actions for which the removal is required, and the scope thereof.

For this reason also there is a genuine and real need for the appointment of a special administrator who will receive all the material and information held by the Company (for which the shareholders are anyhow entitled to receive their share and the concealment from them is being done illegally), he will examine it and learn from it regarding all the oppressive matters the removal of which is required and shall turn to receive the appropriate instructions from the Court before the clarification of the Opening Motion ends.

Thus, multiple litigation and proceedings will be required in a situation by which only upon the conclusion of the hearing of the Opening Motion in which oppression is proved, the Applicants will be forced to institute a new proceeding, aimed at removing the additional oppression discovered within the framework of the clarification of the Opening Motion .

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Another reason concerning the guaranteeing of the proper holding of the proceeding, lies in the fact that a long period of time is expected to pass until the ruling on the Opening Motion, whilst on the other hand the oppression continues, renews and strengthens on a daily basis. It should be noted: This is not a static situation of the existence of oppression on a specific matter, but rather about a dynamic situation where the oppression increases from moment to moment because the Company also holds new information which it must deliver in accordance with all applicable laws to it and which it conceals from the minority shareholders. Consequently, at least on the issue of the concealing of the information the minority shareholders must be provided with relief which will immediately (and at least) stop the continuation and further strengthening of the oppression in this matter and bring about a situation whereby the present and future information to which the minority shareholders are entitled, will reach them.

The appointment of a special temporary administrator who will be cognisant of the information held by the Company and who can turn to the Honourable Court if and when he believes that the Company is not publishing certain information even though all the shareholders are entitled to it, will prevent the increase of the oppression so that, heavens forbid, a situation shall not be created whereby, before the conclusion of the proceeding, the situation of the minority shareholders will worsen even more.

Thus – there are good and genuine reasons for the appointment of the special administrator already as an interim relief – both in order to secure the proper holding of the Opening Motion proceedings and also for the effective execution of the judgement on the Opening Motion.

C.3.	The Balance of Convenience is Tilted in Favour of the Applicants

In this case the balance of convenience is unambiguously titled in favour of the Applicants. As the Oppression is presently at its peak and is bearing a new irreversible dimension, and because the relief sought does not, in itself, harm and/or prevent the continued conduct of the Company’s affairs, the granting of the order will not harm the Respondents whilst the non granting of the order, will cause, in all probability, the completion of the oppression and the placing of the Applicants before a fait accompli and leave them empty handed.

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The non appointment of the special temporary administrator, will prepare the groundwork for the execution of a future transaction which will greatly harm the minority shareholders and will cause the remainder of their investment to go to waste. As stated, the Company and the Controlling Shareholders themselves have given many indications that they intend to carry out a transaction which will materially influence the Company and which will oppress the minority shareholders. Let us once again remember – the Company has announced that the report of the transaction will be given post factum and without any leave and/or possibility being given to the shareholders to express their opinion on the transaction. Add to this the chronic lack of information and its concealment and there exists genuine and tangible concern of huge damage to the Applicants.

Only the appointment of a special administrator who shall be cognisant of the information and who shall turn to the Honourable Court with the appropriate applications (if and when he learns from the information he has disclosed that there is a need for such) can prevent future, additional and dramatic oppression for which the concern for its existence is quite considerable.

Additional damage may be caused to the Applicants and the other minority shareholders if, heavens forbid, the special temporary administrator is not appointed, is the further strengthening of the existing oppression. Thus, the Company, as a matter of routine, does not provide the information to which the Company shareholders are entitled and/or it publishes misleading and erroneous information. This concealment and/or deception brings about a situation where, on a daily basis, the existing oppression - originating in the concealment of the information and the non- providing of the oppression - increases. Genuine concern exists (which is realised on a daily basis) that the Applicants’ investments will go to waste so that eventually the quality of the holdings in the Company will go to waste.

A public company exists and stands on the providing of sufficient and reliable reports, in real time. Without the existence of these reports the value of the company is severely harmed and eroded. Even though the defects which already exist must be removed (and it is to this end that the Opening Motion was lodged), the continued concealment of information and providing of misleading reports must be immediately stopped (and it is to this end that this Application is also lodged).

Additional damage which might be caused to the Applicants if, heavens forbid, this Application is rejected, lies in the fact that double litigation and double proceedings will be required if the Applicants are not provided with information at all as well as the information regarding all the defects and all the oppressive acts, before the ruling is handed down in the Opening Motion. In such a state of affairs, the Applicants shall become aware of further causes of action and additional malfeasances only upon the conclusion of hearing the main action, and consequently, they will have to reapply to the Honourable Court.

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On the other hand, no damage can be expected to be caused to the Respondents due to the appointment of the special temporary administrator. All that “will happen” is that they will act in accordance with the Company’s articles of association and any law and will provide the information they must provide. It is clear that this is not damage. Quite the contrary – the appointment of the special temporary administrator, already at this stage, will benefit the Company and the Controlling Shareholders because the appointment will assist them to start acting legally and to stop the malfeasance and the oppression of the minority shareholders.

There is an assumption that the special temporary administrator will act in accordance with the Court’s instructions, equally and fairly. Consequently, no use shall be made of the information reaching the special administrator, unless such is addressed to the Honourable Court in the appropriate circumstances, based on the information in the application to make it public if the court finds that the publication is necessary.

Thus, the balance of convenience is also tilted in favour of the Applicants.

C.4.	The relief sought is justified under the circumstances of the matter and is proportionate relief.

The interim relief sought within the framework of this Application is justified and worthy under the circumstances of the matter.

The relief sought complies with the conditions of proportionate relief because it does not at all harm the affairs of the Respondents and certainly not on a non proportionate basis.

The aim of the actions of the special administrator, under the supervision and approval of the Court, is to allow for the continued activities of the Company in compliance with the fulfilment of the rights of all the Company shareholders. The aim of the action is to move the Company from a lack of reporting to a state of reporting, from concealment to transparency, from inequality to material equality amongst the shareholders. Consequently the said relief also cannot harm the Company.

In this regard, O’Neal & Thompson make it clear in their book Oppression of Minority Shareholders that the relief of the appointment of a special administrator is a relief of a lesser magnitude. Thus, it is clarified in Chapter 10, on page 32, as follows:

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"- (the) appointment of a special fiscal agent as a sort of roving watchdog of the majority's actions with full power to check the propriety of all disbursements made by the corporation. A New Jersey appellate court affirmed this remedy as 'an ingeniously equitable pendente lite devise undoubtedly hopefully contrived to avoid more stringent measures.' The court quoted with approval an earlier judicial pronouncement that a court of equity has the power of devising its remedy and shaping it so as to fit the changing circumstances of every case and the complex relations of all the parties."

The appointment of the special temporary administrator will allow the exposing of the information on an equal basis for all the shareholders in favour of the Company. The appointment of the special temporary administrator is proportionate relief because its harm to the Respondents (if any) is less because all it implies is that they are bound to act in accordance with the law and to pass their resolutions and their actions through the prism of the interests of all the shareholders instead of through the prism of the interests of the Controlling Shareholders only.

C.5.	The Application is Submitted in Good Faith and as a Last Measure

Also in the matter of the submitting of the Application in good faith by the Applicants, there can be no dispute. As detailed above, the Applicants have waited a long time until the submitting of the Application and the main Motion for the removal of the oppression and after they made requests and gave the Company and the Controlling Shareholders opportunities to desist, remedy and remove the oppression without external intervention. Nevertheless, unfortunately, the Company and the Controlling Shareholders did not do so. Quite the contrary, the oppressive acts only increased, the reports that they gave were partial and irregular. This clearly transpires also from the answers of the Company’s legal counsel, attached to this Application.

In parenthesis we will reiterate and clarify that the aforesaid is set forth only above and beyond that which is required, as the Applicants' position is that they are not at all required to comply with the conditions of the aforesaid Chapter XXVIII (inter alia, in accordance with the case law set out in the Gadish case) and it is only required that they show genuine concern for the existence of the oppression – and this they have done.

Chapter IV - Conclusion

This Application is supported by the affidavit of Mr. Patrick Ellis on behalf of the Applicants.

However, it is clear, that prior to the filing of this Application, the consent of the undersigned, Advocate Pinhas Rubin and Dr. Simcha Sadan has been given for their appointment as special temporary administrators.

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Above and beyond anything required, personal undertaking shall be deposited, as stated in Rule 365 (b) of the Rules of Civil Procedure, even though such is not required in an application of this sort. The depositing of the undertakings are made due to the seriousness of the matter and the essential nature of the relief sought.

In the light of all the above, this Honourable Court is asked to instruct as detailed in the opening part of this Application. Likewise, this Honorable Court will be asked to find against the Respondents for the Applicants’ expenses in this Application, including attorneys’ fees plus V.A.T. as prescribed in law.

Justice will be served by the upholding of this Application.

Tel Aviv, this 10th day of May 2007.

Attached: The list of appendices to the affidavit supporting this Application.

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List of Appendices

A1     Report from the Registrar of Companies for the Taro Company

A2     The articles of association of Taro

B        A Copy of parts of the Company’s annual report for 2005

C        Confirmation of the Applicants' holdings in the Taro Company

D1     A copy of the report of the Taro Company dated March 8, 2006

D2     A copy of the report of the Taro Company dated April 20, 2006

D3     A copy of the report of the Taro Company dated June 22, 2006

D4     A copy of the report of the Taro Company dated July 3, 2006

D5     A copy of the report of the Taro Company dated July 18, 2006

D6     A copy of the report of the Taro Company dated July 21, 2006

D7     A copy of the report of the Taro Company dated August 29, 2006

D8     A copy of the report of the Taro Company dated September 13, 2006

D9     A copy of the Maalot notice dated September 20, 2006

D10   A copy of the report of the Taro Company dated October 5, 2006

D11   A copy of the report of the Taro Company dated October 20, 2006

D12   A copy of the report of the Taro Company dated October 30, 2006

D13   A copy of the report of the Taro Company dated November 16, 2006

D14   A copy of the report of the Taro Company dated December 12, 2006

D15   The Nasdaq announcement regarding the delisting dated January 29, 2007

D16   Article published in the Globes newspaper on January 9, 2007

D17   Article published in The Marker newspaper on January 10, 2007

D18   Form F – 20 report of the Company dated March 20, 2007

E        Copy of the class action suit submitted against the Company

F1      A copy of the letter of the Applicants legal counsel dated October 18, 2006

F2      A copy of the invitation to the general meeting of the Taro Company dated October 31, 2006

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F3      A copy of the Applicants’ letter dated November 8, 2006

F4      A copy of the response of the Taro Company dated November 21, 2006

F5      The answer of Franklin Templeton to the Taro Company dated November 27, 2006

F6       A copy of the letter of Taro Company dated November 30, 2006

G1     A copy of the SEC report dated March 23, 2007

G2     A copy of the indictment in the matter of the use of insider information

G3     A copy of the SEC report dated February 13, 2007 in the Rosenthal matter

G4     A copy of the suit against Rosenthal, as attached to the SEC report

H        A copy of the relevant pages from the annual report for 2005 regarding the instituting of the class action suit against the Company

I          The invitation of June 28, 2006 to a special general meeting.

J         A copy of the Company report dated March 20, 2007

K        A copy of the letter of the Applicants' legal counsel dated March 28, 2007

L        The article from the Yediot Ahranot newspaper dated April 5, 2007

M       A copy of the letter of the Respondents’ legal counsel dated April 22, 2007